CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED WITH [***] HAS BEEN EXCLUDED IN ACCORDANCE WITH REGULATION S-K ITEM 601(B)(2) BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Execution Version

Date: 06 October 2023

The persons listed in Schedule 1 as Sellers Climb Global Solutions Holdings UK Limited as Buyer Climb Global Solutions, Inc. as Guarantor

Share Purchase Agreement

For the purchase of the entire issued share capital of Data Solutions Holdings Limited

Fieldfisher Ireland LLP 45 Mespil Road, Dublin 4, Ireland, D04 W2F1

Contents

NoHeadingPages

1.Definitions and interpretation1

2.Sale of the Sale Shares7

3.Consideration7

4.Completion8

5.Warranties9

6.Specific indemnities11

7.Future obligations12

8.Guarantee and indemnity15

9.Tax15

10.Obligations following Completion15

11.Announcements15

12.Notices16

13.Assignment17

14.Liabilities, rights and remedies17

15.Counterparts18

16.Governing law and jurisdiction19

Schedule 120

Details of the Sellers20

Schedule 221

Part 1: Details of the Company21

Part 2: The Subsidiaries22

Data Solutions Limited22

Data Solutions Distributions Limited23

Schedule 324

Completion obligations24

Schedule 427

i

Completion Accounts27

Part 127

Part 232

Accounting Policies32

Part 333

Form of Completion Accounts33

Schedule 534

Warranties34

Part 134

Fundamental Warranties34

Part 236

Business Warranties36

Part 362

Tax Warranties62

Schedule 665

Limitations on Liability65

Schedule 769

Earn Out69

Appendix 174

Completion Debtors List74

Appendix 278

Working Capital78

ii

THIS AGREEMENT is dated  06 day of October 2022

BETWEEN:

(1)	Those persons whose names and addresses are set out in Schedule 1 (the "Sellers");
(2)	CLIMB GLOBAL SOLUTIONS HOLDINGS UK LIMITED a company registered in England and Wales (company registration no. 12929671) whose registered office is at 2 Prigg Meadow, Ashburton, Newton Abbot, United Kingdom TQ13 7DF (the "Buyer"); and
(3)	CLIMB GLOBAL SOLUTIONS, INC. a company formed in the state of Delaware, whose address is at 4 Industrial Way West, Suite 300, Eatontown, New Jersey (the "Guarantor"),

(together, the "Parties" and each a "Party").

BACKGROUND:

(A)	The Sellers have agreed to sell and the Buyer has agreed to buy the whole of the issued share capital of the Company (as defined below) subject to the terms and conditions of this Agreement.
(B)	The Guarantor is the ultimate holding company of the Buyer and has become a party to this agreement for the purpose of providing the guarantee and indemnity set out in clause 8.

IT IS AGREED:

1.Definitions and interpretation
1.1In this Agreement:
"Accounts" means the annual audited financial statements (including auditor's report and directors' report) of the Group as at and to the Accounts Date included and identified as such in the Disclosure Letter;
"Accounts Date" means 31 March 2023;
"Applicable Law(s)" means all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to any Group Company;
"Business" means the business being carried on by the Group at Completion, namely the distribution of cyber security solutions, storage and other software and technology products similar in nature to those distributed or sold by the Group;
"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for non-automated general business in Dublin;
"Business Warranties" means the warranties in Clause 5 and set out in Part 2 of Schedule 5, and a "Business Warranty" shall be a reference to any one of them;
"Business Warranty Claim" means a claim in relation to the Business Warranties;

"Buyer Group" means the Buyer and each undertaking which is at the relevant time a subsidiary or a holding company of the Buyer, or a subsidiary of any such holding company (including, at and following Completion, the Company);
"Buyer's Solicitors" means Fieldfisher Ireland LLP of 45 Mespil Road, Dublin 4, D04 W2F1, Ireland;
"Cash" means the sum, expressed as a positive amount (or nil), representing the total of the balances as at the Completion Date identified as "Cash" in the Completion Accounts;
"Claim" means any and all Business Warranty Claims, Fundamental Warranty Claims, Tax Claims and Indemnity Claims;
"Claims Holdback Amount" means €657,465;
"Company" means Data Solutions Holdings Limited, a private limited company incorporated in Ireland (company registration no. 582362), further details of which are set out in Schedule 2;
“Competition Authority” includes any government body, agency or court that is a competent authority for the purposes of regulating or enforcing Competition Law;
“Competition Law” means the laws of any jurisdiction which govern the conduct of companies or individuals in relation to anti-competitive arrangements or practices, including, but not limited to, cartels, pricing, resale pricing, market sharing, bid-rigging, terms of trading, purchase or supply, joint ventures, dominant or monopoly positions and the control of acquisitions or mergers;
"Completion" means completion of the sale and purchase of the Sale Shares in accordance with Clause 4 (Completion);
"Completion Accounts" means the unaudited consolidated profit and loss account of the Company and the unaudited consolidated balance sheet of the Company, including the notes thereon as at the Completion Date and stating the amount of the Working Capital, Cash and Debt prepared under the provisions of Schedule 4;
"Completion Consideration" means the Estimated Completion Consideration, as such figure may be adjusted after Completion in accordance with Clause 3.6 and Schedule 4;
“Completion Date” means the date on which Completion takes place as determined in accordance with Clause 4;
"Completion Debtors List" means the list of debtors of the Group as at Completion listed in Appendix 1;
“Connected Person” and “Connected” means a person who would be connected with another person for the purposes of section 220 of the Companies Act if that other person was a director of a company;
"Consideration" has the meaning ascribed to such term in Clause 3.1;
"Consultancy Agreement" means the independent contractor agreement to be entered into between the Company and Michael O'Hara on the date that is three months after the Completion Date in the agreed form;
"Debt" means the sum, expressed as a positive amount (or nil), representing the total of the balances as at the Completion Date identified as "Debt" in the Completion Accounts;

"Debtors Holdback Amount" means €251,190;

“Defined Contribution Scheme” means a scheme under which the amount of the benefits other than some or all of the benefits payable on death before becoming a pensioner, payable to or in respect of a member of the scheme is calculated by reference to the contributions made to the scheme by and in respect of the member within the meaning of section 2 of the Pensions Act;
"Determined" means in relation to any Retention Claim, such part of the Retention Claim as is:
A.	agreed in writing by the Buyer and the Seller Representative; or
B.	the subject of a judgment of a court of competent jurisdiction or award of a competent arbitral tribunal;
"Disclosed" means fairly disclosed in the Disclosure Bundle, with sufficient details to identify the nature and scope of the matter disclosed;
"Disclosure Bundle" means the Disclosure Letter and the documents contained on the Disclosure Bundle USB Stick;
"Disclosure Bundle USB Stick" means the USB memory stick to be provided by the Sellers to the Buyer on or prior to the Completion Date which contains copies of the documents forming the Disclosure Documents (as defined in the Disclosure Letter);
"Disclosure Letter" means the letter from the Warrantors to the Buyer with the same date as this Agreement which states that it is the disclosure letter referred to in this Agreement;
"Earn Out Payment" has the meaning given in Schedule 7 (Earn Out);
“Employee” means any current and former employee and/or officer of any Group Company including those listed on the Schedule of Employees but excluding any employee or officer who commences employment after the Completion Date;
"Estimated Cash" means the Sellers' estimate of Cash as at the Completion Date, as stated in the Estimated Completion Accounts;

"Estimated Completion Accounts" has the meaning given to it in Clause 3.5;

"Estimated Completion Consideration" means €14,338,481.34;

"Estimated Debt" means the Sellers' estimate of Debt as at the Completion Date, as stated in the Estimated Completion Accounts;
"Estimated Working Capital" means the Sellers' estimate of Working Capital as at the Completion Accounts Date, as stated in the Estimated Completion Accounts;
"Fundamental Warranties" means the warranties in Clause 5 and set out in Part 1 of Schedule 5, and a "Fundamental Warranty" shall be a reference to any one of them;
"Fundamental Warranties Claim" means any and all claims relating to the Fundamental Warranties;
“Group” means the Company and each Subsidiary for the time being and the term “Group Company” means any one of them;

"Guaranteed Obligations" means the obligation of the Buyer to make the payments set out in Clause 2.3, Clause 3.1(c) and 3.10;
"Holdback Amount" means the Claims Holdback Amount and the Debtors Holdback Amount, being in aggregate €908,655;
"Indemnity Claim" means any and all claims relating to the Specific Indemnities;
“Invoice Discounting Facility” means the invoice discounting facility provided to the Company by AIB Commercial Finance Limited pursuant to the terms of the debt purchase agreement dated 1 July 2023 between the Company and AIB Commercial Finance Limited;
"Lease of Easements" means a lease of easements or any other deed from Holsten Property Company Limited and Averland Limited, being the developer of Nangor Road Business Park, where the Property is located, to the Company containing rights, covenants and conditions relating to the use and enjoyment of the Property;
"Losses" includes losses, damages, fines and penalties, costs and expenses (including, without limitation, reasonable legal and other professional fees) reasonably and properly incurred (and "Loss" shall be construed accordingly);
"Management Accounts" means the unaudited accounts of the Company as at, and for the period starting on the Accounts Date and ended on the Management Accounts Date, included and identified as such in the Disclosure Letter;
"Management Accounts Date" means 31 July 2023;
“Net Adjustment Amount” means the net amount by which the Consideration is to be adjusted in accordance with Schedule 4 and which is to be calculated by subtracting the sum of the First Negative Adjustment Amount, the Second Negative Adjustment Amount and the Third Negative Adjustment Amount from the sum of the First Positive Adjustment Amount, the Second Positive Adjustment Amount and the Third Positive Adjustment Amount;
“Pensions Act” means the Pensions Acts 1990 to 2015;
“Pension Schemes” means any pension schemes established by a Group Company prior to Completion;
"Post Completion Restructure" means the proposed restructuring of the Buyer Group as more particularly described in the BDO steps paper dated 20 September 2023;
"Property" means ALL THAT AND THOSE the premises known as Unit B3 Nangor Road Business Park, Nangor Road in the City of Dublin being all the property comprised in Folio 158165F County Dublin;
"Relevant Period" means 18 months from the Completion Date;
"Relevant Proportions" means, in relation to each Seller, the percentage set opposite that Seller's name in column 4 of Schedule 1 (Details of the Sellers);
"Sale Shares" means the entire issued share capital of the Company being:
(a)	the 1,900,000 issued ordinary shares of €0.50 each; and
(b)	the 100,000 issued ordinary shares of €1.00 each;

in the capital of the Company agreed to be sold by the Sellers under this Agreement;

"Schedule of Employees" means the list of employees employed by any Group Company as at the Completion Date;

"SDCA" means the Stamp Duties Consolidation Act 1999;

“Seller Representative” means Michael O'Hara;
"Sellers' Solicitors" means Taylor Wessing Ireland LLP of 58 Fitzwilliam Square N, Dublin, D02 HP73;
"Service Agreements" means the six separate service agreements, in the agreed form, to be entered into between the Company and each of the Service Agreement Counterparties at Completion;
"Service Agreement Counterparties" means each of Michael O'Hara, Francis O'Haire, Roberta McCrossan, David Keating, Alan Smyth and Brian Davis, each of whom will enter into a separate Service Agreement with the Company at Completion;
"Specific Indemnities" means the indemnities given and made by the Sellers in Clause 6, and a "Specific Indemnity" shall be a reference to any one of them;
"Subsidiary" means a subsidiary of the Company listed in Part 2 of Schedule 2 and Subsidiaries means all those subsidiaries;
"Tax" has the meaning ascribed to that term in the Tax Deed;
"Tax Claim" means any claim made by the Buyer in respect of the Tax Warranties or under the Tax Deed;
“Tax Deed” means the deed of tax covenant in the agreed form between the Sellers, the Warrantors and the Buyer;
"Tax Liability" has the meaning ascribed to that term in Clause 5.11;
"Tax Warranties" means the warranties in Clause 5 and set out in Part 3 of Schedule 5, and a "Tax Warranty" shall be a reference to any one of them;
"TCA" means the Taxes Consolidation Act 1997;
"Transaction Documents" means this Agreement, the Tax Deed, the Disclosure Letter and the Service Agreements;
"Warranties" means the Fundamental Warranties and the Business Warranties;
“Warrantors” means each of the Sellers; and
"Working Capital" means the sum, whether positive, negative or nil, representing the total of the positive and negative balances as at the Completion Date identified as "Working Capital" in the Completion Accounts and comprising the items listed in Appendix 2.
1.2In this Agreement, unless the context otherwise requires, any reference to:
(a)any legislation in the Warranties (and definitions of defined terms when used in the Warranties), Clause 6 (Specific Indemnities) and the Tax Deed is to that legislation, any legislation which that legislation re-enacts and any subordinate legislation made under any such legislation, in each case as amended, extended or re-enacted from time to time up to the date of Completion;
(b)any legislation (except where Sub-Clause 1.2(a) applies) is a reference to that legislation and any subordinate legislation made under it as the same may have been amended, extended or re-enacted as at the date of this Agreement;
(c)Clauses, Sub-Clauses and Schedules refer to clauses and sub-clauses of, and schedules to, this Agreement and to Paragraphs refer to paragraphs of the Schedule in which they appear;
(d)this Agreement or any other agreement or document are to this Agreement or such other agreement or document as varied, supplemented, restated, renewed, novated or replaced from time to time;
(e)a "person" includes any individual, any government, state or agency of a state, any legal person and any trust, partnership, association or unincorporated body (whether or not having legal personality);
(f)any document in the "agreed form" means a document in a form agreed by (and for the purpose of identification signed or initialled by or on behalf of) the Parties;
(g)the singular includes the plural and vice versa, and any reference to one gender includes the other genders;
(h)"written" or "in writing" means the representation of words, in English and capable of being read with the naked eye, on paper or in similar hard copy form or by email;
(i)"indemnifying" any person in respect of any matter includes paying that person on demand an amount equal to all Losses made or incurred by that person in connection with that matter (and "indemnity" and "indemnify" shall be construed accordingly);
(j)an "encumbrance" includes a mortgage, charge, debenture, pledge, lien, assignment by way of security, hypothecation, security interest, equity, right to acquire, option, right of pre-emption, title retention or any other security agreement or arrangement or other encumbrance of any kind and any agreement or arrangement to create any encumbrance; and
(k)an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing includes, in respect of any jurisdiction other than Ireland, a reference to what most nearly approximates in that jurisdiction to the Irish legal term and a reference to any legislation includes, in respect of any jurisdiction other than Ireland, a reference to any legislation of that jurisdiction that most nearly corresponds to the legislation referred to.
1.3In this Agreement:
(a)the expressions "subsidiary" and "holding company" have the meanings given to them respectively in sections 7 and 8 of the Companies Act 2014;
(b)the words "including" and "in particular" (or any similar term) are by way of illustration only and are not to be construed as implying any limitation and general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things;

(c)where a sum, in any currency other than sterling, is required to be expressed in euro in order to apply any provision of this Agreement, such sum shall be translated into euro at the spot rate of Bank of Ireland, for the purchase of that currency with euro, immediately before the close of business on the Business Day immediately before the day on which such provision is applied; and
(d)any agreement by a Party not to do something includes an agreement not to cause or allow that thing to be done.
2.Sale of the Sale Shares
2.1Each of the Sellers agrees to sell the legal and beneficial title to the respective Sale Shares held by them, free from all encumbrances, and the Buyer agrees to buy the number of shares in the capital of the Company set opposite that Seller's name in Schedule 1 (Details of the Sellers), together with all rights attaching to those shares, including all dividends paid or payable on or after the date of this Agreement (whether or not declared before that date).
2.2Each of the Sellers irrevocably waives all restrictions on transfer (including all rights of pre-emption) in relation to the Sale Shares, whether under the constitution of the Company or otherwise.
2.3Each of the Sellers shall, with effect from Completion and as long as he remains the registered holder of any of the Sale Shares, hold the relevant Sale Shares and all rights attaching to them in trust for the Buyer or its successors in title and exercise all rights attaching to those shares as directed by the Buyer or its successors in title.
2.4To the extent not already terminated, the Sellers also hereby terminate with effect from Completion any and all shareholders' agreements relating to the Company and its affairs.
3.Consideration
3.1Subject to Clauses 3.6 and 3.7 and Schedule 4, as consideration for the Sale Shares the Buyer shall pay (or procure that there is paid):
(a)the Completion Consideration;
(b)the Holdback Amount (less an amount (if any) set-off by the Buyer against the Holdback Amount pursuant to the terms of this Agreement); and
(c)subject to the satisfaction of the Earn Out Payment Condition, the Earn Out Payment (if any) as defined in Schedule 7 (Earn Out), which shall be paid in accordance with that Schedule,

(together, the "Consideration").

3.2On Completion, the Buyer shall pay an amount equal to the Estimated Completion Consideration in cash to the Sellers in accordance with Clause 3.4 (the "Completion Payment").
3.3The Consideration shall be apportioned among the Sellers in the Relevant Proportions other than the Completion Payment which will be allocated as set out in column 5 of Schedule 1.
3.4Any sum to be paid in cash to all or any of the Sellers pursuant to this Agreement may be paid to the Sellers' Solicitors and receipt of such payment by the Seller's Solicitors shall constitute a full discharge of the Buyer's obligation to pay any such sum and the Buyer shall not be concerned with the application of any such sum between all or any of the Sellers.

3.5On the date of this Agreement, the Sellers shall deliver to the Buyer:
(a)a draft consolidated balance sheet of the Company as at the Completion Date, prepared in accordance with the principles set out in Parts 1 and Part 2 of Schedule 4 and in the format set out in Part 3 of Schedule 4 (the "Estimated Completion Accounts"); and
(b)a copy of the materials in the Sellers' possession or control which were used to support the preparation of the Estimated Completion Accounts; and
(c)the Completion Debtors List.
3.6The Estimated Completion Consideration shall be subject to a post-completion adjustment (to the extent required) in accordance with the provisions of Schedule 4, and any such adjustment shall be deemed to increase or reduce the Consideration accordingly.
3.7The Consideration shall, to the extent applicable, also be deemed to be reduced by the amount of any payment made to the Buyer by the Sellers (or any of them):
(a)under Clause 6 (Specific Indemnities), the Tax Deed or any other provision of this Agreement; or
(b)in respect of any breach of the Warranties or any other breach of this Agreement.
3.8The provisions of Schedule 4 (Completion Accounts) and Schedule 7 (Earn Out) shall have effect from Completion.
3.9The Buyer shall be entitled to set-off against the Holdback Amount:
(a)

during the period beginning on the Completion Date and ending on the date that is 12 months from the Completion Date an amount up to but not exceeding the Claims Holdback Amount in respect of, and in satisfaction of, any Claim or any other amount otherwise owing from the Sellers to the Buyer pursuant to this Agreement (other than any claim made pursuant to Clause 3.9(b) below) in each case which has been Determined and which is subsisting and has not otherwise been settled in full by the Sellers;

(b)

on the date that is 12 months from the Completion Date an amount up to but not exceeding the Debtors Holdback Amount in respect of, and in satisfaction of, any debt of the Group set out in the Completion Debtors List that remains unpaid and outstanding to the Group as at such date.

3.10The Buyer shall within 10 Business Days of the date that is 12 months from the Completion Date pay to the Sellers an amount equal to the Holdback Amount less any amounts set off by the Buyer in accordance with Clause 3.9.
4.Completion
4.1Subject to Clauses 4.2 and 4.3, Completion shall take place at the offices of the Buyer's Solicitors on the date of this Agreement (or in such other place or in such other manner as the Parties may otherwise agree), when the Sellers and the Buyer shall comply with their respective obligations set out in Schedule 3 (Completion obligations).
4.2If the Sellers do not comply with any one or more of their obligations set out in Schedule 3 (Completion obligations) in any material respect on the date of this Agreement, the Buyer may in its absolute discretion and without prejudice to any other rights or remedies it has:

(a)waive the relevant obligations and proceed with Completion so far as practicable; or
(b)specify a new date for Completion (being a Business Day not more than 20 Business Days after the date of this Agreement), in which event the provisions of this Clause 4 (except for this Sub-Clause (b)) shall apply to Completion as so deferred; or
(c)terminate this Agreement (subject to Clause 14.2 (Liabilities, rights and remedies - accrued rights and provisions surviving termination) by notice in writing to the Seller Representative, in which case the Buyer and the Sellers shall return any and all documents delivered to them respectively under Schedule 3 (Completion obligations).
4.3The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all of the Sale Shares is completed simultaneously.
5.Warranties

Fundamental Warranties

5.1Subject to the limitations set out in Schedule 6, each Seller warrants to the Buyer on a joint and several basis that each Fundamental Warranty is true, accurate and not misleading as at the date of this Agreement.
5.2Each of the Fundamental Warranties shall be construed as a separate and independent warranty except where this Agreement expressly provides otherwise. No Fundamental Warranty is limited by the other provisions of this Agreement, including the other Fundamental Warranties.  A separate right of action shall exist in respect of each breach of any Fundamental Warranty (provided that the Buyer will not in any event be entitled to recover or claim from the Sellers more than once in respect of the same loss or damage).  The Fundamental Warranties shall not be qualified or limited by any matter contained in the Disclosure Letter.
5.3Without prejudice to any other remedies available to it, if any Fundamental Warranty is untrue, inaccurate or misleading, the Sellers shall pay to the Buyer on a full indemnity basis and on demand:
(a)the amount necessary to put the Buyer and the Company into the position it would have been in if the Fundamental Warranty had not been untrue or misleading; and
(b)an amount equal to all costs and expenses (including legal and other professional costs and internal management costs) incurred by the Buyer or the Company as a consequence of, or in pursuing a claim under this Agreement in respect of, the Fundamental Warranty being untrue, inaccurate or misleading.

Business Warranties & Tax Warranties

5.4Each of the Warrantors jointly and severally warrant to the Buyer that each of the Business Warranties and the Tax Warranties is true, accurate and not misleading as at the date of this Agreement, subject to and qualified by:
(a)the Disclosure Letter;
(b)the limitations, exclusions and qualifications set out in Schedule 6; and
(c)in relation to the Tax Warranties, the limitations, exclusions and qualifications set out in the Tax Deed.

5.5Except where this Agreement expressly provides otherwise, each Business Warranty and each Tax Warranty is not limited by the other provisions of this Agreement, including the other Business Warranties and the other Tax Warranties. A separate right of action shall exist in respect of each breach of any Business Warranty or Tax Warranty.

Warrantors' Knowledge

5.6Where any of the Warranties is qualified by the expression "to the best of the knowledge, information and belief of the Warrantors" or "so far as the Warrantors are aware" or any similar expression, that Warranty shall be deemed to include an additional statement that it has been made after due enquiry by the Warrantors of each other.

Buyer's Knowledge

5.7Subject to clause 5.8, the rights and remedies of the Buyer in respect of any breach of the Warranties shall not be affected by any information (except to the extent such information is Disclosed) of which any member of the Buyer Group or any of its or their officers, employees, agents or advisers has knowledge (whether such knowledge is actual, constructive or imputed).
5.8The Buyer hereby confirms that save in respect of the Specific Indemnities (i) as at the date of this Agreement, there are no facts or circumstances within its actual knowledge that would entitle the Buyer to make a claim for breach of any Warranty or any Tax Warranty and (ii) it is not, as at the date of this Agreement, formulating a claim for breach of any of the Warranties.

Waiver of Claims

5.9

The Sellers shall not (if a claim is made against any of them in connection with the sale of the Sale Shares to the Buyer) make any claim against any Group Company or (save in the case of fraud) against any director, employee or officer of any Group Company (together the "Information Pool") where the Sellers may have relied on information received from the Information Pool for the purpose of giving a Warranty or making a disclosure in the Disclosure Letter. The Sellers acknowledge that, save as aforesaid, they have no rights to make any such claim. This shall not prevent any Seller or any Warrantor from claiming against any other Seller or any Warrantor under any right of contribution or indemnity to which he may be entitled.

Deductions and Tax Liabilities

5.9All sums payable by the Sellers (or any of them) to the Buyer under or in connection with any Transaction Document, shall be paid in full free and clear from any discount, deduction, withholding, credit, set-off, counterclaim or similar matter on any grounds whatsoever ("Deduction"), unless the Deduction is required by law.  If a Seller is required by law to make any Deduction from any such payment, he shall:
(a)pay to the relevant person such sum as will, after any Deduction required by law has been made, leave the recipient with the amount as it would have been entitled to receive had no Deduction from the original sum been required;
(b)pay the full amount of the Deduction (in respect of the original sum and the further sum) to the relevant authority as required by law; and
(c)as soon as reasonably practicable furnish to the recipient a certified copy of a receipt evidencing payment of the Deduction or, where no such receipt is available, provide a certificate to the recipient setting out the amount of the Deduction and the authority to whom it was paid.

5.10If the Buyer incurs a liability for Tax ("Tax Liability") which results from, or is calculated by reference to, any sum payable pursuant to this Agreement under Clause 6 (Specific Indemnities) or any indemnity or the Tax Deed, or in respect of any breach of any Warranty or of any other provision of this Agreement, the amount so payable shall be increased by such amount as would, after payment of the Tax Liability (in respect of both the original amount and the increase), leave the recipient with the same amount as it would have been entitled to receive had no Tax Liability arisen.

Applicability of Limitations

5.11Notwithstanding any other provision of this Agreement, save as expressly stated, nothing in Schedule 6 or the Tax Deed shall exclude or limit the liability of the Sellers (or any of them) in relation to:
(a)any Fundamental Warranty Claims;
(b)any Indemnity Claims; or
(c)any claim where the circumstances giving rise to the claim, or any delay in discovery of the same, arises as a result of fraud, dishonesty, wilful concealment or deliberate non-disclosure on the part of any one or more of the Sellers.
6.Specific indemnities
6.1Subject to Clause 6.3 and 6.4 and those limitations contained in Schedule 6 that are explicitly stated to apply to the Specific Indemnities, the Warrantors shall indemnify the Buyer and keep the Buyer indemnified against all Losses suffered or incurred by the Buyer or the Company resulting from or in connection with each of the matters set out in Clause 6.2.
6.2The matters which constitute the Specific Indemnities referred to are:
(a)any claims or legal proceedings or other recourse brought by or on behalf of any employee or worker employed or engaged by any Group Company arising out of, or in relation to, (i) the non-payment or underpayment of holiday pay and/or (ii) the unlawful deduction from wages and/or breach of contract arising from the non-payment or underpayment of holiday pay, in the cases of both (i) and (ii) in relation to the period up to and including Completion;
(b)without limiting any other rights or remedies the Buyer may have, any and all losses, claims, liabilities, costs, regulatory fines, damages and expenses (including penalties, fees, reasonable costs of investigations, reasonable legal fees and reasonable disbursements) suffered or incurred by any Group Company arising out of, or relating to any non-compliance with Data Protection Legislation in relation to the period up to and including Completion;
(c)any loss suffered by the Buyer or the Group arising as a consequence of there not being sufficient access/egress to the Property or the Property having insufficient access to utilities and services or any other rights and easements as may be necessary for the use and enjoyment of the Property as a result of the absence of the Lease of Easements;
(d)any claims or legal proceedings or other recourse brought by or on behalf of Margaret O'Hara, Luke O'Hara and/or Theresa O'Haire against any Group Company, arising out of or in relation to their employment or the termination of their employment by any Group Company or in relation to the termination of their employment and/or purported termination of their employment by any Group Company in relation to the period up to and including Completion.
6.3The Sellers shall not be liable in respect of a claim under the Specific Indemnities unless notice in writing of the claim (summarising the nature of the claim and the amount claimed in so far as then known to the Buyer) has been sent by or on behalf of the Buyer to the Seller Representative:
(a)in respect of any claim pursuant to Clause 6.2(a), on or before the date falling five years from the Completion Date;
(b)in respect of any claim pursuant to Clause 6.2(b), on or before the date falling 12 months from the Completion Date;
(c)in respect of any claim pursuant to Clause 6.2(c), the date on which (i) a Lease of Easements, on terms satisfactory to the Buyer (acting reasonably) is provided to the Buyer or (ii) a title bond, on terms satisfactory to the Buyer (acting reasonably) is provided in respect of the access rights to the Property of a value equal to the indemnity limit figure referred to in Clause 6.2(c), whichever date is earlier; and
(d)in respect of any claim pursuant to Clause 6.2(d), on or before the date falling two years from the Completion Date.
6.4The maximum aggregate liability of the Sellers shall not in any event:
(a)in respect of any claim pursuant to Clause 6.2(a), exceed €500,000;
(b)in respect of any claim pursuant to Clause 6.2(b), exceed €200,000;
(c)in respect of any claim pursuant to Clause 6.2(c), exceed €580,000; and
(d)in respect of any claim pursuant to Clause 6.2(d), exceed €250,000.
7.Future obligations
7.1Each of the Sellers covenants to the Buyer (for the Buyer's own benefit and for the benefit of the Company) that, other than pursuant to his Service Agreement or the Consultancy Agreement (as appropriate), he shall not, whether acting jointly or independently, directly or indirectly, whether acting on his own account or in conjunction with or through any one or more persons, and whether as principal, shareholder, director, officer, partner, agent, employee, manager, adviser, consultant or in any other capacity whatsoever without the prior written consent of the Buyer (which consent may be withheld at the Buyer's sole discretion):
(a)for the Relevant Period:
(i)carry on, or be concerned, engaged or interested in any business in competition with the Business as carried on by the Company at Completion in circumstances where he is no longer employed or engaged by the Company or another member of the Buyer Group; or
(ii)solicit (or endeavour to do so) contracts or orders in connection with any such competing business from any person who is or has been during the period of 12 months ending on the date of Completion a customer of the Company; or
(iii)accept orders from or the custom of any person who is or has been during the period of 12 months ending on the date of Completion either (aa) a customer of the Company or (bb) a potential customer that has been actively marketed to or targeted by the Company; or
(iv)in any way seek to interfere with or influence the relationship between the Company and any person who is or has been a supplier to, or a customer of, the Company at any time during the period of 12 months ending on the date of Completion; or
(v)employ, engage or entice away (or endeavour to do so) from the Company any person (whether or not such person would thereby commit a breach of contract) who is, or was during the period of 12 months ending on the date of Completion an officer or employee of the Company, or a provider of consultancy services to the Company; or
(b)at any time after Completion:
(i)in any way hold himself out as being currently connected with the Company or with the Business; or
(ii)disparage or make any negative statement in relation to the Company, the Business, the Buyer or the Buyer Group;
(c)assist, cause, procure or facilitate any person to do anything referred to in this Clause 7.1.
7.2For the purposes of this Clause 7, “Confidential Information” means information (whether or not recorded or preserved in any way) relating to:
(a)the business, customers, intellectual property, future plans or financial or other affairs of the Company which would be regarded as confidential by a reasonable person; and
(b)the business, customers, intellectual property, future plans or financial or other affairs of any member of the Buyer Group of which the relevant Seller has become or becomes aware as a direct or indirect result of entering into or performing this Agreement and which is stipulated to be confidential or which, from the nature of the information or the circumstances of disclosure would be regarded as confidential by a reasonable person; and
(c)the business, customers, intellectual property, future plans or financial or other affairs of any Seller of which the Buyer has become or becomes aware as a direct or indirect result of entering into or performing this Agreement and which is stipulated to be confidential or which, from the nature of the information or the circumstances of disclosure would be regarded as confidential by a reasonable person.
7.3Each of the Sellers severally covenants to the Buyer (for the Buyer's own benefit and for the benefit of the Company) that, subject to Clauses 7.5 and 7.6, he or she shall not at any time use or disclose to any third party any Confidential Information of the type described in Clauses 7.2(a) and (b), either directly or indirectly, and shall use all reasonable endeavours to prevent such disclosure.
7.4The Buyer covenants to each of the Sellers that, subject to Clauses 7.5 and 7.6, it shall not at any time use or disclose to any third party any Confidential Information of the type described in Clauses 7.2(c), either directly or indirectly, and shall use all reasonable endeavours to prevent such disclosure.
7.5Clause 7.3 (or 7.4, as applicable) shall not apply in respect of any Confidential Information which (i) is generally available to the public at the date of this Agreement or (ii) becomes generally available to the public after the date of this Agreement other than as a direct or indirect result of a breach of this Agreement by any of the Sellers (but only after it has become so available).
7.6Clause 7.3 (or 7.4, as applicable) does not prohibit the disclosure of any Confidential Information by either Party:
(a)to those of his representatives or advisers who need to know such information to enable them to implement or advise on this Agreement to the extent strictly necessary for that purpose, provided that, before any such disclosure, the relevant Party makes the recipient aware that the Confidential Information is confidential and procures that the recipient complies with Clause 7.3 in relation to such information disclosed to him as though he were such Party;
(b)to the extent required by any applicable law, regulation, rule or order of any competent court or governmental, regulatory or administrative authority.  In such circumstances, so far as not prohibited by the relevant law, regulation, rule or order, the relevant Party shall give the Party to whom the Confidential Information relates written notice of the requirement to disclose and the nature of the required disclosure as soon as reasonably practicable and shall take such action as such Party may reasonably request to avoid or limit the disclosure and in relation to the content of the disclosure.
7.7The provisions contained in this Clause 7 are:
(a)considered reasonable by the Parties in all respects, both individually and in aggregate, and the duration, extent and application of each of such provisions are no greater than is necessary for the protection of the goodwill of the Buyer, the Company and the Business (the Sellers and the Buyer having taken independent legal advice), but in the event that any of them is or becomes void or unenforceable in any jurisdiction but would be valid and enforceable in the relevant jurisdiction if some part of such provision were deleted, such provision shall apply in the relevant jurisdiction with such deletion as may be necessary to make it valid and enforceable; and
(b)separate, independent and severable, and shall be enforceable against each Party accordingly.
7.8All Parties confirm that, in addition to all other rights and remedies to which the Buyer or the Company may be entitled under this Agreement or at law, they shall be entitled, without proof of special damage, to seek an injunction, specific performance or any other equitable relief in respect of any threatened, anticipated or actual breach of this Clause 7.
7.9Nothing in this Clause 7 shall in any way limit, affect, restrict or alter any of the restrictions entered into by any Seller under any service contract or contract of employment or engagement with the Company and none of the restrictions in any such contract shall in any way limit, affect, restrict or alter any provision of this Clause 7.
7.10Each Party shall procure that his Connected Persons (and any person which is a Connected Person at the date of this Agreement but subsequently ceases to be a Connected Person) comply with this Clause 7 as if each such person were a Party.
7.11Any Party may enforce this Clause 7 against any and all of the other Parties.
7.12The consideration for the undertakings contained in this Clause 7 is included in the Consideration, and the Parties acknowledge that the Consideration takes account of and that they are adequately compensated for such undertakings.

8.Guarantee and indemnity
8.1In consideration of the Sellers entering into this agreement, the Guarantor hereby irrevocably and unconditionally guarantees to the Sellers the due and punctual performance, observance and discharge by the Buyer of the Guaranteed Obligations when they become due in accordance with the terms of this agreement.
8.2If the Buyer defaults in the payment when due of any amount that is a Guaranteed Obligation the Guarantor hereby irrevocably and unconditionally undertakes immediately on demand being made by the Seller Representative, to pay all amounts due to the Sellers in respect of the Guaranteed Obligations as if it were the Buyer.
8.3The Guaranteed Obligations include, in the case of insolvency of the Buyer, all sums which would at any time have been owing to the Sellers by the Buyer in respect of the Buyer's obligations if such insolvency had commenced at the time when the Sellers receive actual notice thereof and notwithstanding such insolvency.
8.4The Guarantor's liability under this Agreement shall be as sole and primary obligor and not merely as surety and the Guarantor hereby waives all and any of its rights as surety which may at any time be inconsistent with any of the provisions of this Agreement.
8.5The Guarantor's liability under this guarantee shall not exceed the amount that each Seller is entitled to recover from the Buyer in respect of the Guaranteed Obligations.
9.Tax
The Tax Deed shall have effect from Completion.
10.Obligations following Completion
10.1The Sellers shall at their own expense on and following Completion execute and deliver all such documents and take all such action to vest in the Buyer the full legal and beneficial interest in the Sale Shares and to give full effect to this Agreement as the Buyer may from time to time reasonably require.
10.2If, during the period of two years from Completion, the Buyer requests any information relating to the business or affairs of the Company prior to Completion which is in the possession or under the control of one or more Sellers, the Sellers shall promptly provide or procure the provision of such information to the Buyer as soon as practicable.
10.3The Company and Michael O'Hara will on the date that is three months from the Completion Date enter into the Consultancy Agreement.
11.Announcements
11.1Subject to Clauses 11.2 and 11.3, the Parties undertake not to disclose to any third party, either directly or indirectly, the negotiations concerning or the existence, subject matter and terms of this Agreement or of any Transaction Document ("Transaction Information") and shall use reasonable endeavours to prevent such disclosure.
11.2The Parties shall consult with each other in respect of any announcement to be made by them or the Company (or on their behalf) concerning any Transaction Information. No such announcement shall be made by or on behalf of the Sellers (or any of them) without the prior written consent of the Buyer, or by or on behalf of the Buyer or the Company without the prior written consent of the Seller Representative, unless Clause 11.3 applies.

11.3Clause 11.1 does not prohibit the disclosure of any Transaction Information:
(a)by any Party to those of its representatives or advisers who need to know such information to enable them to implement or advise on this Agreement to the extent strictly necessary for that purpose, provided that, before any such disclosure, the relevant Party makes the recipient aware that the Confidential Information is confidential and of its obligations of confidentiality under this Agreement;
(b)to the extent required by any applicable law, regulation, rule or order of any competent court or governmental, regulatory or administrative authority; or
(c)by any member of the Buyer Group after Completion to the extent such disclosure relates to the existence and subject matter of this Agreement.
12.Notices
12.1Any notice under or other communication pursuant to this Agreement must be in writing and will be effective only if:
(a)sent by hand, or by pre-paid mail delivery service (by airmail if sent outside the jurisdiction in which it is posted):
(i)where the recipient is the Buyer, to its address stated at the beginning of this Agreement, marked for the attention of Drew Clark; or
(ii)where the recipient is a Seller, to his address as shown in Schedule 1 (Details of the Sellers); or
(b)sent by email:
(i)where the recipient is the Buyer, to Drew@ClimbCS.com; or
(ii)where the recipient is a Seller, to his email address as shown in Schedule 1 (Details of the Sellers); or
(c)sent as described in Sub-Clauses 12.1(a) or 12.1(b) to such other address as may be notified from time to time (in accordance with the provisions of this Clause 12.1) by the recipient to the sender, any notice pursuant to this Sub-Clause 12.1(c) taking effect on the later of the date, if any, specified in such notice as its effective date or the date five Business Days after receipt of such notice.
12.2Where any notice under or other communication pursuant to this Agreement is sent by email, the sender shall also send a copy:
(a)where the recipient is the Buyer, to the Buyer's Solicitors at Feilim.OCaoimh@fieldfisher.com; or
(b)where the recipient is a Seller, to the Sellers' Solicitors at p.quinlan@taylorwessing.com.
Failure to comply with this Clause 12.2 shall not affect the validity of the notice or other communication.
12.3Subject to Clause 12.4, a notice under or other communication pursuant to this Agreement shall (in the absence of evidence of earlier receipt) be treated for the purposes of this Agreement as having been received by the recipient:

(a)if sent by hand, when left at the recipient's address;
(b)if sent by pre-paid mail delivery service and the sender proves that the envelope containing it was correctly addressed in accordance with Clause 12.1 and that it was sent with postage pre-paid in full:
(i)by first class mail, or nearest equivalent service in the jurisdiction of posting, to an address within the same jurisdiction, on the second Business Day after sending; or
(ii)by airmail, on the seventh Business Day after sending; and
(c)if sent by email, and the sender proves that it was sent to the correct address, one hour after it was sent.
12.4Any notice under or other communication pursuant to this Agreement which is received on a day which is not a Local Business Day, or after 5 pm (local time at the place of receipt) on any day, will be treated as having been received at 9 am on the next Local Business Day (and for this purpose "Local Business Day" means a day (other than a Saturday or Sunday) on which banks are open for non-automated general business at the place of receipt).
12.5If the Buyer gives any notice under or other communication pursuant to this Agreement to the Seller Representative, it shall be deemed to have been given to all of the Sellers.
12.6This Clause 12 does not apply to the service of any document in any legal action or proceedings or, where applicable, any arbitration or other method of dispute resolution arising out of or in connection with this Agreement.
13.Assignment
13.1Subject to Clauses 13.2, 13.3 and 13.4, no Party may, without the prior written consent of the other Party (being, in the case of a request by any of the Sellers, the Buyer and, in the case of a request by the Buyer, the Seller Representative), assign all or any of its rights under this Agreement or any Transaction Document.
13.2The Buyer may assign all or any of its rights (but not obligations) under this Agreement or any Transaction Document to any member of the Buyer Group.
13.3The Buyer may grant security over, or assign by way of security, all or any of its rights under this Agreement to a bank or financial institution providing finance to the Buyer in connection with this Agreement or its subject matter.  On the enforcement of any such security, the Buyer or any administrator, administrative receiver or other receiver of the Buyer or its relevant assets or any person having the benefit of such security may assign all or any of the relevant rights to any person.
13.4The Buyer will not be entitled to assign or grant security over any of its rights under this Agreement or any other Transaction Document in accordance with this Clause 13 (i) unless it gives prior written notice to the Seller Representative and (ii) if the liability or potential liability of the Sellers (or any of them) under this Agreement or any other Transaction Document is increased as a consequence of any such assignment or grant.
14.Liabilities, rights and remedies
14.1This Agreement, together with the Transaction Documents, constitute the entire agreement between the Parties relating to its subject matter and supersedes any and all previous agreements (whether written or oral) between the Parties or any of them relating to that subject matter.

14.2Termination of this Agreement shall be without prejudice to any rights or liabilities of any Party accrued at the date of termination or which may accrue after termination in respect of any act or omission prior to termination (including any act or omission giving rise to termination), and the provisions of Clause 1 (Definitions and interpretation), Clause 7 (Future obligations) but only insofar as it relates to Confidential Information within the meaning of Sub-Clause 7.2(b), Clause 11 (Announcements); Clause 12 (Notices), this Clause 14 (Liabilities, rights and remedies), Clause 15 (Counterparts) and Clause 16 (Governing law and jurisdiction) shall continue to apply notwithstanding termination.
14.3The rights and remedies of the Parties under this Agreement are cumulative and not exclusive of any rights and remedies provided by law, and all such rights and remedies may be enforced separately or concurrently with any other right or remedy.
14.4No failure to exercise or delay in exercising any right or remedy shall constitute a waiver of that right or remedy.  No single or partial exercise of any right or remedy, and no waiver of any right or remedy, shall prevent or restrict the further exercise of that or any other right or remedy.  Any waiver shall apply only in favour of the person to whom it is expressly addressed and for the specific circumstances for which it is given.  Each other Seller authorises the Seller Representative to waive on that Seller's behalf any such right or remedy as the Seller Representative in his absolute discretion thinks desirable.
14.5No variation of this Agreement shall be effective unless it is in writing, expressly states that it amends this Agreement, and is duly executed on behalf of the Sellers by the Seller Representative (and each other Seller authorises the Seller Representative to execute on that Seller's behalf any such variation as the Seller Representative in his absolute discretion thinks desirable) and on behalf of the Buyer.
14.6If any provision of this Agreement is or becomes void or unenforceable in any jurisdiction, this shall not affect the validity or enforceability of that provision in any other jurisdiction nor the validity or enforceability of any other provision of this Agreement.  If any such provision would be valid and enforceable in the relevant jurisdiction if some part of such provision were deleted, such provision shall apply in the relevant jurisdiction with such deletion as may be necessary to make it valid and enforceable.
14.7Unless expressly provided otherwise in this Agreement, all obligations and liabilities of the Sellers under this Agreement are assumed by them jointly and severally.
14.8The Buyer may release or compromise the liability of, or grant time or other indulgence to, any Seller without releasing or reducing the liability of any other Seller.
14.9Without prejudice to any other rights and remedies available, interest at the rate of 4 per cent. above the base rate from time to time of the European Central Bank (as published in the Official Journal of the European Union) which interest shall accrue from day to day and not be compounded and, if the base rate is zero, the rate shall be two percent and will accrue on any sum payable pursuant to this Agreement which is not paid by the due date.
14.10The provisions of this Agreement, in so far as not fully performed at Completion, shall remain in full force and effect notwithstanding Completion.
15.Counterparts
15.1This Agreement may be executed in any number of counterparts, all of which taken together shall constitute a single Agreement.

15.2The Parties to this Agreement consent to the execution by or on behalf of each other Party of this Agreement and the witnessing thereof, by electronic signature, provided that such manner of execution is permitted by law.
15.3The Parties to this Agreement also:
15.3.1agree that an executed copy of this Agreement may be retained in electronic form; and
15.3.2acknowledge that such electronic form shall constitute an original of this Agreement and may be relied upon as evidence of this Agreement.
16.Governing law and jurisdiction
16.1This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the law of Ireland.
16.2Subject to paragraphs 4 and 5 of Schedule 4, each Party irrevocably agrees that the courts of Ireland have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including any dispute relating to its existence, validity, interpretation, enforceability or termination) or any non-contractual obligation arising out of or in connection with it.
16.3Nothing in this Clause 16 shall limit the right of any Party to seek injunctive or other interlocutory relief in any jurisdiction at any time.

Schedule 1

Details of the Sellers

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Schedule 2

Part 1: Details of the Company

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Part 2: The Subsidiaries

Data Solutions Limited

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Data Solutions Distributions Limited

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Schedule 3

Completion obligations

1.	Completion documentation
The Sellers shall deliver to the Buyer (to the extent not delivered to the Buyer prior to Completion):
(a)	a letter in a form satisfactory to the Buyer from the auditors of the Company confirming that no Tax Clearance Certificate pursuant to section 980 of the TCA is required;
(b)	Tax reference number of each Seller for the purposes of the Stamp Duty (E-stamping of Instruments and Self-Assessment) Regulations 2012;
(c)	duly completed and executed transfers of the Sale Shares in favour of the Buyer or as it directs;
(d)	original share certificates in respect of the Sale Shares (or a duly executed deed of indemnity in the agreed form in favour of the Company with respect to any certificate which has been lost or destroyed);
(e)	a duly executed irrevocable power of attorney from each Seller in favour of the Buyer (or its nominee(s)) generally in respect of registered interest in the Sale Shares and in particular to enable the Buyer or its nominee(s) to attend and vote at general meetings of the Company pending registration of the Buyer (or its nominee) in the Register of Members of the Company;
(f)	the original of any power of attorney, under which any document to be delivered to the Buyer under this paragraph 1, has been executed;
(g)	the Disclosure Bundle USB Stick, in a form satisfactory to the Buyer, that the Disclosure Bundle USB Stick only contains copies of documents that are listed in the Disclosure Documents Index (as defined in the Disclosure Letter);
(h)	the Disclosure Letter, duly executed by the Warrantors;
(i)	the Tax Deed in the agreed form duly executed by the Warrantors;
(j)	letters in the agreed form duly executed as a deed from the outgoing directors and secretaries of each Group Company in each case resigning from their respective offices (with effect from the end of the meetings held pursuant to paragraph 2 of this Schedule) and acknowledging that the writer has no claim against the relevant Group Company for compensation for loss of office, redundancy, unfair dismissal breach of contract or otherwise arising from such resignation;
(k)	the Service Agreements, duly executed by each Seller;
(l)	the audited financial statements of the Company for the financial years 2019, 2020, 2021, 2022 and 2023;
(m)	copies of all bank mandates of each Group Company together with bank statements or other suitable information showing the financial situation of each Group Company with their bankers at close of business on the latest practicable date before the Completion Date;

(n)	new bank mandates of each Group Company giving authority to persons nominated by the Buyer;
(o)	the cash book balances of each Group Company as at Completion with reconciliations of such balances and each Group Company’s chequebooks (if any);
(p)	all credit cards in the name of or for the account of each Group Company in the possession of any officer or employee of each Group Company resigning as at the Completion Date;
(q)	evidence that, other than the profit-sharing distribution relating to the financial year of the Company ended 31 March 2023, no dividend (cash or non-cash) or other distributions has been paid by any Group Company since the Accounts Date;
(r)	written confirmation from AIB Commercial Finance Limited of the balance on the Invoice Discounting Facility as at the Completion Date;
(s)	the Schedule of Employees in a form acceptable to the Buyer and containing the information requested in the Warranty 17.1 of Part 2 of Schedule 5;
(t)	the schedule of contractors in a form acceptable to the Buyer and containing the information requested in the Warranty 17.23 of Part 2 of Schedule 5;
(u)	each Seller shall deliver:
(i)	a written irrevocable waiver of any claims and/or right of action of any kind against each Group Company, its agent(s), or employees which they may have outstanding at Completion;
(ii)	any waivers, consents or other documents necessary to vest in the Buyer the full beneficial ownership of the Shares and to enable the Buyer or its nominee(s) to be registered as owners of the Shares; and
(iii)	evidence satisfactory to the Buyer that loans from any Group Company to the Sellers or the directors of any Group Company or any Connected Person to any of the foregoing or to any Employee have been fully paid and settled;
(v)	the common seal and all registers, minute books, and other statutory books, required to be kept by each Group Company pursuant to the Companies Act, made up to the date of this Agreement and all certificates of incorporation and certificates of incorporation on change of name for each Group Company to the extent not in the control and possession of the Company;
(w)	all passcodes, identification numbers and other information required to operate any electronic filing or similar arrangement which any Group Company has with the Registrar of Companies or any similar registry in any other jurisdiction; and
(x)	all title deeds and other documents relating to the Property.
2.	Board meetings
The Sellers shall procure that the directors of the Company and each of the Subsidiaries shall convene and at Completion hold a meeting of the board of directors of the Company and each of the Subsidiaries at which the directors shall:

(a)	in the case of the Company only, vote in favour of the transfer of the Shares to the Buyer (or its nominee(s)) and vote in favour of the registration of the Buyer (or its nominee(s)) as member(s) of the Company in respect of the Shares (subject to the production of a valid stamp certificate in respect of the transfers);
(b)	in the case of each Group Company:
(i)	revoke all existing mandates for the operation of bank accounts and issue new mandates giving authority to persons nominated by the Buyer;
(ii)	change the financial year end of the relevant Group Company to such date as is nominated by the Buyer;
(iii)	approve the Service Agreements;
(iv)	appoint such persons as the Buyer may nominate as directors and secretary of the relevant Group Company with immediate effect and approve the resignations of such persons as directors, secretary and Statutory Auditors as may be required by the Buyer;
(v)	acknowledge receipt of notices from such of the outgoing directors and company secretary and the newly appointed directors and company secretary of the relevant Group Company to whom the provisions of section 262 of the Companies Act apply, giving to the Company such notice as is required by section 265 of the Companies Act; and
(vi)	update the beneficial ownership register as required by Regulation 15(1) of the European Union (Anti-Money Laundering: Beneficial Ownership of Corporate Entities) Regulations 2019 (SI 110 of 2019).
3.	Buyer's obligations
Subject to completion of all of the matters specified in Paragraphs 1 to 2 (inclusive), the Buyer shall on Completion:
(a)pay the Completion Payment to the Sellers' Solicitors by electronic transfer in cleared funds;
(b) deliver to the Sellers this Agreement and the Tax Deed duly executed by the Buyer;
(c)deliver to the Sellers the Disclosure Letter countersigned by the Buyer;
(c)procure the delivery to the Sellers of a counterparty of the Service Agreements duly executed by the Company.

Schedule 4

Completion Accounts

Part 1

Preparation of Completion Accounts

1.	Interpretation
1.1	For the purposes of this Schedule the following additional terms are defined:
"Accounting Policies" the accounting principles, bases, conventions, rules and estimation techniques set out or referred to in Part 2 of this Schedule 4;
"Dispute Notice" has the meaning given in Paragraph 4.2;
"Draft Completion Accounts" has the meaning given in Paragraph 4.1;
"Expert" has the meaning given in Paragraph 4.4;
1.2	References in this Schedule to any document being delivered by or to the Sellers or the Buyer include references to the document being delivered by or to the Sellers' accountants or the Buyer's accountants (as applicable) on behalf of that Party.
2.	Adjustment to Consideration
2.1	The Parties acknowledge that the Consideration has been agreed between the Parties on the basis that:

(a) the Working Capital will equal the Estimated Working Capital; and

(b)the Debt will equal the Estimated Debt; and

(c)the Cash will equal the Estimated Cash; and

that to the extent that this is not the case, the Consideration shall be adjusted in accordance with this Schedule 4.

2.2	The Consideration shall be adjusted as follows:
(a)

If the Working Capital is less than the Estimated Working Capital, the amount of the Consideration shall be reduced on a euro by euro basis by an amount equal to such shortfall (the “First Negative Adjustment Amount”) and if there is no such shortfall the First Negative Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

(b)

If the Working Capital is greater than the Estimated Working Capital, the amount of the Consideration shall be increased on a euro by euro basis by an amount equal to such excess (the “First Positive Adjustment Amount”) and if there is no such excess the First Positive Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

AND

(c)

If Debt is greater than Estimated Debt, the amount of the Consideration shall be reduced on a euro by euro basis by an amount equal to such excess (the “Second Negative Adjustment Amount”) and if there is no such excess the Second Negative Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

(d)

If Debt is less than Estimated Debt, the amount of the Consideration shall be increased on a euro by euro basis by an amount equal to such shortfall (the “Second Positive Adjustment Amount”) and if there is no such shortfall the Second Positive Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

AND

(e)

If Cash is less than Estimated Cash, the amount of the Consideration shall be reduced on a euro by euro basis by an amount equal to such shortfall (the “Third Negative Adjustment Amount”) and if there is no such shortfall the Third Negative Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

(f)

If Cash is greater than Estimated Cash, the amount of the Consideration shall be increased on a euro by euro basis by an amount equal to such excess (the “Third Positive Adjustment Amount”) and if there is no such excess the Third Positive Adjustment Amount shall equal zero for the purposes of the Net Adjustment Amount calculation;

2.3	If the Net Adjustment Amount is positive, the Buyer will pay that amount to the Sellers and if the Net Adjustment Amount is negative, the Sellers will pay that amount to the Buyer and in either case such payment will be made:
(a)	within five Business Days of the agreement or determination of the Completion Accounts under Schedule 4 (Completion Accounts); and
(b)	by electronic transfer of funds for same day value to the euro client account of the Buyer’s Solicitors, or as the case may be, the Sellers’ Solicitors (whose receipt will be absolute discharge)
2.4	For the avoidance of doubt, if the Net Adjustment Amount equals zero, no payment pursuant to this Schedule 4 will arise.
2.5	Any payment due from the Sellers to the Buyer in accordance with this Schedule 4 shall be settled in the following order of priority:
(a)	first, by way of set-off as against the Holdback Amount; and
(b)	second, to the extent that the payment has not been fully settled pursuant to paragraph 2.5(a), from the Sellers in their Relevant Proportions.
3.	Basis of preparation of Completion Accounts
3.1	The Completion Accounts shall be in the form set out in Part 3 to this Schedule 4.
3.2	The Completion Accounts shall be prepared:
(a)	in accordance with the Accounting Policies;
(b)	subject thereto, on the same bases and in accordance with the same principles, policies and practices and using the same classification, valuation and estimation techniques used in the preparation of the Accounts, and treating assets and liabilities in the same way as in the Accounts, but correcting any errors in the application of the relevant accounting standards; and
(c)	subject thereto, in accordance with section 1A (small entities) of Financial Reporting Standard 102: The Financial Reporting Standard applicable in the UK and Republic of Ireland as in force at the date of Completion.
4.	Preparation and approval of Completion Accounts
4.1	The Buyer shall deliver to the Seller Representative a draft of the Completion Accounts ("Draft Completion Accounts") as soon as reasonably practicable following Completion, and in any event not more than 90 days after Completion.
4.2	The Seller Representative may give notice in writing to the Buyer that the Draft Completion Accounts are not approved (a "Dispute Notice") provided that a Dispute Notice will be valid only if:
(a)	it specifies (in reasonable detail) and quantifies (so far as practicable) the adjustments considered to be required to the Draft Completion Accounts, and explains why they are considered to be necessary; and
(b)	it is received by the Buyer within 20 Business Days of receipt by the Seller Representative of the Draft Completion Accounts.
4.3	If the Seller Representative either:
(a)	confirms in writing to the Buyer that the Draft Completion Accounts are approved; or
(b)	fails to give a valid Dispute Notice by the time specified in Paragraph 4.2, the Seller Representative and the Sellers shall be deemed to have agreed the Draft Completion Accounts as the Completion Accounts for the purposes of this Schedule.
4.4	If a valid Dispute Notice is given:
(a)	the Buyer and the Seller Representative shall meet together within 10 Business Days of receipt of the Dispute Notice to seek to reach agreement in writing in relation to the Draft Completion Accounts; and
(b)	if such agreement in writing has not been reached within 15 Business Days of receipt of the Dispute Notice, either the Buyer or the Seller Representative may by notice in writing to the other require that the Draft Completion Accounts be referred to a person (the "Expert") nominated and engaged in accordance with Paragraph 5 for determination in accordance with that paragraph, in which case each of the Buyer and the Seller Representative shall take all such action and execute all such documents as may be necessary to give effect to Paragraph 5.
5.	Expert
5.1	The Expert must be:
(a)	a reputable firm of chartered accountants in Ireland; and

(b)	independent of both the Buyer and the Sellers, and must not have acted as auditor of the Company at any time.
5.2	The Expert may be nominated by agreement between the Buyer and the Seller Representative but, in the absence of such agreement within 10 Business Days of the notice from the Buyer or the Seller Representative pursuant to Paragraph 4.4(b) or Paragraph 5.6, the Expert may be nominated by the President for the time being of the Institute of Chartered Accountants Ireland ("CAI") on either (i) the joint application of both the Buyer and the Seller Representative on notice by either of them or (ii) if one of them will not undertake such a joint application, the application of either the Buyer or the Seller Representative (as appropriate). Both the Buyer and the Seller Representative agree to confirm the joint appointment of any person so nominated by CAI. The Buyer and the Sellers hereby waive their right to object to any nomination by CAI.
5.3	The Expert shall be engaged on the terms of this Paragraph 5 and such other terms as are proposed by it and agreed by the Buyer and the Seller Representative (such agreement not to be unreasonably withheld or delayed).
5.4	The Expert shall be engaged to determine the Completion Accounts for the purposes of this Schedule. The Expert shall act as expert only and not as arbitrator, and (in the absence of fraud or manifest error) the Expert’s determination shall be final and binding upon the Parties.
5.5	To the extent not provided for by this Paragraph 5, the Expert may determine the procedures to be adopted to assist with its determination, including (to the extent it considers necessary) instructing professional advisers to assist it in reaching its determination, provided that each of the Buyer and the Seller Representative are afforded equal opportunities to make submissions.
5.6	The Expert shall be instructed to determine the Completion Accounts within 20 Business Days of its engagement. If the Expert fails to do so then either the Buyer or the Seller Representative may discharge the Expert and by notice in writing to the other require the Draft Completion Accounts to be referred for determination by another person nominated and engaged in accordance with this Paragraph 5.
6.	General
6.1	Subject to Paragraph 6.2, the Buyer shall promptly provide to the Seller Representative and to any Expert and to their respective agents and advisers, and each of the Sellers shall promptly provide to the Buyer and to any Expert and to their respective agents and advisers, all information and access (on reasonable notice and during normal business hours) to all personnel, books and records in its or their possession or under its or their control which is reasonably required for the preparation or review of the Draft Completion Accounts or the determination of the Completion Accounts.
6.2	No Party shall be required to provide access to:
(a)	any working papers prepared or advice given in connection with the preparation, review or determination of the Completion Accounts;
(b)	any document protected by legal professional privilege; or
(c)	any document which is subject to any obligation of confidentiality owed to an unconnected third party.
6.3	With respect to costs:

(a)	all costs incurred by or on behalf of the Buyer (including by any member of the Group) in preparing, reviewing and agreeing the Completion Accounts shall be borne by the Buyer and all such costs incurred by or on behalf of the Sellers shall be borne by the Sellers;
(b)	any fees charged by CAI in making its nomination of any Expert shall be payable equally by the Sellers on the one hand and the Buyer on the other hand;
(c)	the fees of any Expert and any costs properly incurred by it in making its determination shall be payable equally by the Sellers on the one hand and the Buyer on the other hand or in such other proportions as the Expert determines to be fair and reasonable.

Part 2

Accounting Policies

1.	Preparation
1.1	Completion Accounts are prepared at 30 September 2023. The Completion Accounts are not reflective of transactions related to the period between 30 September 2023 and the date of closing unless specified in this Schedule.
1.2	Completion Accounts are prepared on a consolidated basis for Data Solutions Holdings Limited.
1.3	Accounting system foreign exchange rates are used to convert foreign currency denominated assets and liabilities for the Completion Accounts.
1.4	The provisions of this Error! Reference source not found. shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the Completion Accounts.
2.	Trade Debtors

Provision for doubtful debts is only recognised on a specific basis for any debtors with collectability concerns.  No general provision for doubtful debts is recognised based on length of debtor outstanding or other basis.

3.	Other Debtors

Prepayments will not be written-off based on the post Completion intentions of the Buyer.

4.	Inventories

Provision for obsolete inventories is only recognised on a specific basis for any inventory with concerns of being sold in the future.  No general provision for obsolete inventories is recognised based on length inventories has been held in stock.

5.	Other
5.1	The market value net gain or loss of forward exchange contracts in place as at 30 September 2023 will be included in Current Liabilities in the Completion Accounts.
5.2	The cost of stamp duty which is not included in the balance sheet nominal ledger will not be included as a manual adjustment in the Completion Accounts.
6.	Corporation Tax
6.1	Corporation Tax Payable includes any corporation tax payable in the UK and Republic of Ireland for the fiscal year ended 31 March 2023 that has not be paid as of 30 September 2023.
6.2	Corporation Tax Payable includes an estimate of Corporation Tax for the fiscal year to date period to 30 September 2023 calculated at an effective tax rate of 25% in the UK and calculated at an effective tax rate of 12.5% in the Republic of Ireland.

Part 3

Form of Completion Accounts

Assets	Total
Fixed Assets
Tangible Assets	€[ ● ]
Total Fixed Assets	€[ ● ]

Current Assets
Stocks	€[ ● ]
Debtors	€[ ● ]
Cash and Cash Equivalents	€[ ● ]
Total Current Assets	€[ ● ]

Current Liabilities
Creditors & Accruals	€[ ● ]
Taxes	€[ ● ]
Bank Loans	€[ ● ]
Total Current Liabilities	€[ ● ]

Net Current Assets	€[ ● ]

Total Assets less Current Liabilities	€[ ● ]

Provision for Liabilities	€[ ● ]

Net Assets	€[ ● ]

Schedule 5

Warranties

Part 1

Fundamental Warranties

1.	Title
1.1	The Sale Shares constitute the entire allotted and issued share capital of the Company.
1.2	Each Seller is the legal and beneficial owner of, and is or will at Completion be entitled to transfer the legal and beneficial title to, those Sale Shares set out opposite the Seller's name in columns (3) of Schedule 1.
1.3	Save for the agreement to sell the Sale Shares to the Buyer under this Agreement:
1.3.1	there is no encumbrance, nor is there any agreement, arrangement or obligation to create or give any encumbrance on, over or affecting any of the Sale Shares or any issued or unissued shares of any Group Company and no claim has been made by any person to be entitled to any such encumbrance;
1.3.2	there is no agreement, arrangement or obligation in force which calls for the present or future allotment, issue or transfer of, or the grant to any person of the right (whether conditional or otherwise) to call for the allotment, issue or transfer of, any share or loan capital of any Group Company (including, without limitation, any option or right of pre-emption or conversion in any Group Company); and
1.3.3	no share or loan capital has been created, allotted, issued, acquired, repaid or redeemed, or agreed to be created, allotted, issued, acquired, repaid or redeemed, by any Group Company since the Accounts Date.
1.4	The Sale Shares are fully paid up or credited as fully paid up.
1.5	All rights and interests of every kind existing in respect of the Sale Shares are valid and enforceable.
1.6

No Group Company has any subsidiaries within the meaning of section 7(2) of the Companies Act or any associated undertaking within the meaning of paragraph 20 of Schedule 4 of the Companies Act and no Group Company has any interest in or agreed to acquire any interest in, any shares of any other bodies corporate other than the Subsidiaries.

1.7	The shares in the share capital of each Subsidiary are legally and beneficially owned as set out in Part 2 of Schedule 2 free from all encumbrances and are fully paid up or credited as fully paid up.
1.8	There are no shares issued or allotted in any Subsidiary which are not legally and beneficially owned by the Company or another Group Company.
1.9	The information set out in Schedule 2 in relation to the Company is true and accurate.
1.13	Each Group Company has been duly incorporated and is validly existing under the laws of the country in which it was incorporated.
2.	Capacity

2.1	Each Seller and each Warrantor has the legal authority to enter into and perform this Agreement and the Transaction Documents and the provisions of this Agreement and the Transaction Documents when executed will constitute valid and binding obligations on each Seller and each Warrantor and are enforceable against each Seller and each Warrantor in accordance with their respective terms.
2.2	Neither entering into this any of the Transaction Documents nor performing the obligations referred to in any of the Transaction Documents has resulted or will result in the breach of any obligation of any Seller, any Warrantor under:
2.2.1	any law or any order, judgment or decree of any court or governmental agency; or
2.2.2	any contract, undertaking or agreement to which he is party.
2.3	There are no:
(a)	outstanding judgments, orders, injunctions or decrees of any governmental or regulatory body or arbitration tribunal against or affecting the Sellers;
(b)	lawsuits, actions or proceedings pending or threatened against or affecting the Sellers; or
(c)	investigations by any governmental or regulatory body which are pending or threatened against the Sellers,

and which, in each case, has or could have a material adverse effect on the ability of the Sellers to perform its obligations under this Agreement or any Transaction Document.

2.4	No Seller has in the five years up to the Completion Date:
(a)	had a bankruptcy petition presented against them or been declared bankrupt;
(b)	been served with a statutory demand, nor is any Seller unable to pay his debts within the meaning of the Personal Insolvency Act 2012;
(c)	entered into, or has proposed to enter into, any composition or arrangement with, or for, his creditors (including an individual voluntary arrangement); or
(d)	been subject of any other event analogous to the foregoing in any jurisdiction.

Part 2

Business Warranties

1.	Constitution and corporate matters
1.1	The Company is not, and has never been, a subsidiary of any other undertaking.
1.2	Save as expressly set out in Schedule 2, the Company does not have, and has never had, any subsidiary or any legal or beneficial interest in any shares or other securities of any body corporate, wherever incorporated, nor does it have any right or obligation to acquire any such interest.
1.3	A copy of the current constitution or articles of association (as applicable) of each Group Company is in the Disclosure Bundle.
1.4	There is no outstanding agreement binding on any Group Company relating to the management of any Group Company, or the appointment or removal of directors of any Group Company, or the ownership or transfer of any shares or other securities in any Group Company.
1.5	Each Group Company has complied in all material respects with its or articles of association (as applicable) as in force at the relevant time and with any direction given by way of shareholder resolution.
1.6	All documents required by law to be delivered to the Registrar of Companies in respect of each Group Company have been duly and properly delivered and filed.
1.7	The statutory registers of each Group Company are in the possession of the Company or under its control, are up-to-date and have been maintained in accordance with the Companies Act 2014 and the Companies Act 2006 (as applicable), and no Group Company has received any notice that any information contained in its statutory registers is incorrect pursuant.
1.8	No director of any Group Company is now, or has at any time within the last six years been, subject to any disqualification order under the Companies Act 2014 or the Company Directors Disqualification Act 1986 (as applicable).
1.9	No power of attorney granted by a Group Company is currently in force and no person currently has similar authority, other than the authority of the relevant Group Company's directors and any authority given to any of employee of a Group Company to enter into routine trading contracts in the ordinary course of their duties.
1.10	Other than Data Solutions Distributions Limited, no Group Company has outside Ireland any branch, agency or place of business, or any permanent establishment (as that expression is defined in the relevant double tax relief orders current at the date of this Agreement).
1.11	No Group Company has any liability (actual, contingent or otherwise) in respect of any company or other entity which was formerly a subsidiary within the meaning of section 7(2) of the Companies Act or an associated undertaking, within the meaning of paragraph 20 of Schedule 4 of the Companies Act of any Group Company or in which any Group Company had an interest (directly or indirectly).
1.12	No Group Company has acquired its own shares under section 102 of the Companies Act or under section 105 of the Companies Act or acquired shares of its holding company under section 114 of the Companies Act, or created treasury shares under section 109 of the Companies Act.

2.	The Group Companies' business
2.1	Each Group Company has the legal right and full power and authority to carry on its business and activities as currently being carried on.
2.2	A complete list of every current or former branch, place of business or permanent establishment of each Group Company, indicating the activities carried out at each location, is included and identified as such in the Disclosure Letter.
2.3	True and complete details of all (or a statement that there are no) grants, subsidies or financial assistance applied for or received by each Group Company from any local, national or supranational body are included and identified as such in the Disclosure Letter. No Group Company has done or omitted to do anything which could result in, and the acquisition of the Sale Shares by the Buyer will not result in, any such grant, subsidy or financial assistance becoming repayable or being forfeited or withheld in whole or in part.
2.4	No Group Company is a member of any trade association and no trade association has any material influence over the affairs or activities of any Group Company.
2.5	No customer or client of a Group Company which accounts for more than 10% of the aggregate value of all sales or supplies made by such Group Company in the 12 months ending on the date of this Agreement, and no supplier of a Group Company which accounts for more than 10% of the aggregate value of all sales or supplies made to such Group Company in that period:
(a)	has in that period ceased, or indicated to any Group Company an intention to cease, to do business with the relevant Group Company or materially reduced, or indicated to any Group Company an intention materially to reduce, the extent to which it does business with that relevant Group Company;
(b)	has in that period made, or indicated to any Group Company an intention to make, any material adverse change in the basis or terms on which it does business with the relevant Group Company;
(c)	is likely, so far as the Warrantors are aware (without having made any enquiry of any relevant customer, client or supplier), to do any of the above as a result of the sale of the Sale Shares to the Buyer.
2.6	The business of the Group Company has not been materially affected in an adverse manner in the 12 months ending on the date of this Agreement as a result of (either individually or in combination) any customer, client or supplier of the Group ceasing to do business, reducing the extent to which it does business or making any change in the basis or terms on which it does business with the Group.
2.7	None of the debts currently owed to the Group:
(a)	have been outstanding for more than 120 days beyond their due date; or
(b)	are subject to any right of set-off or counterclaim or any dispute, and, so far as the Warrantors are aware, each of such debts will be settled in full within 120 days of the date of Completion.
2.8	None of the amounts currently owed by the Group to its creditors have been outstanding for more than 90 days beyond their due date or are disputed.

2.9	All accounts, books, ledgers, and financial and other material records of the Group are in its exclusive possession and control, are up to date and have been properly and accurately maintained in accordance with all applicable laws and regulations in all material respects, and the Group has not received any notice that any of these is incorrect or should be rectified. All title documents relating to the assets of the Group, an executed counterpart of all written agreements to which any member of Group is a party, an original executed copy of every instrument creating or evidencing a charge over any of its assets or undertaking and all other deeds and documents of the Group are in the exclusive possession and control of the Group.
3.	Accounts and business since the Accounts Date
3.1	The Accounts are true and accurate, have been properly prepared in compliance with applicable law and regulations, indicate which accounting standards have been used in their preparation and comply fully with those accounting standards as such standards are commonly applied by companies carrying on a business similar to that of the Group.
3.2	Except as expressly disclosed in the Accounts, the Accounts have been prepared using the same accounting policies and estimation techniques as those used in preparing the equivalent accounts of the Group in respect of the three immediately preceding accounting periods and, where any change in accounting policy or estimation technique is so disclosed, a full reconciliation has been provided and the comparative information included in the Accounts fairly reflects the impact of the change.
3.3	The Accounts have been audited in accordance with applicable law and regulations by an individual or firm qualified to do so and the auditor’s report on the Accounts is unqualified and unmodified.
3.4	The Accounts:
(a)	gave a true and fair view of the assets and liabilities, financial position and state of affairs of the Group as at the Accounts Date and of its profit or loss, total comprehensive income and cashflow for the financial period ended on that date;
(b)	have not (except to the extent expressly disclosed in the Accounts) been affected by any unusual or non-recurring item;
(c)	state the value of all the assets of the Group on the Accounts Date;
(d)	provide or reserve in full for all liabilities and capital commitments of the Group outstanding at the Accounts Date (including contingent, unquantified or disputed liabilities);
(e)	provide or reserve in full for all bad and doubtful debts and obsolete or slow moving stocks;
(f)	provide or reserve in full for all Tax liable to be assessed on the Group, or for which the Group may be accountable, in respect of the period ended on the Accounts Date.
3.5	The Management Accounts have been prepared using the same accounting policies and estimation techniques as those used in preparing the audited accounts of the Group for the period of three years prior to the Accounts Date, and fairly represent the assets and liabilities of the Group as at the Management Accounts Date and its profit or loss for the period to which they relate.
3.6	Since the Accounts Date:
(a)	the business of the Group has been carried on in the ordinary course so as to maintain it as a going concern and without prejudicing its goodwill,

(b)	there has been no material adverse change in the turnover or financial position of the Group and the Warrantors are not aware of any specific circumstance (or any set of circumstances when considered together) which is likely to lead to any such change (and "material" in this paragraph (b) means €50,000);
(c)	no share, security or loan capital has been allotted or agreed to be allotted by any Group Company;
(d)	no shareholder resolutions of any member of the Group have been passed;
(e)	other than the profit-sharing distribution relating to the financial year of the Company ended 31 March 2023, no dividends or other distributions have been declared, paid or made by any Group Company;
(f)	the Group has continued to pay its creditors as and when the relevant debts fall due;
(g)	there has been no change by any Group Company in the time or manner of the issue of invoices or the collection of debts, and no debts have been waived, released or compromised or settled other than at full value;
(h)	no Group Company has borrowed or raised any money or taken any form of financial facility or granted any security or agreed to do so;
(i)	no Group Company has redeemed or purchased any of its securities or loan capital or agreed to do so and no loan capital of any Group Company has become due and payable;
(j)	no Group Company has entered into any contract outside the ordinary course of its business; and
(k)	the aggregate amount of capital expenditure by the Group did not exceed €10,000
3.7	The Group has no liabilities (actual or contingent) except for those provided for in the Accounts and those which have been incurred by the Group in the ordinary course of trading since the Accounts Date.
4.	Finance
4.1	The list of the Group's bank and deposit accounts, including balances as at a date not more than two Business Days prior to the date of this Agreement, included and identified as such in the Disclosure Letter is true and complete and there have been no payments out of any such account since that date other than payments in the ordinary course of business.
4.2	A true and complete copy of the current bank mandate for each of the Group's bank and deposit accounts is included and identified as such in the Disclosure Letter.
4.3	A true and complete list of all loans, overdrafts and other financial facilities or arrangements made or available to the Group (together the “Facilities”), including where applicable the amount available and current amount outstanding, is included and identified as such in the Disclosure Letter.
4.4	A true and complete copy of all documents setting out the current terms and conditions of each of the Facilities and any other document material to any of the Facilities is included and identified as such in the Disclosure Letter.
4.5	No Group Company is, nor has it ever been, in default of any of the Facilities.

4.6	No Group Company has done or omitted to do anything which could result in, and the acquisition of the Sale Shares by the Buyer will not result in:
(a)	any of the Facilities being terminated or withdrawn or amended in whole or in part; or
(b)	any indebtedness of the Group becoming repayable in advance of its stated repayment date; or
(c)	any encumbrance over or affecting any of the assets or undertaking of the Group becoming enforceable or any floating charge over any of the assets of the Group crystallising, and no steps for the repayment of any such indebtedness or the enforcement of any such encumbrance have been taken or threatened in the five years up to the Completion Date.
4.7	The amount currently outstanding under each Facility does not exceed, and has not in the past 12 months exceeded, the amount available under that Facility and the total borrowings of the Group do not exceed, and have not at any time exceeded, any legal, constitutional or contractual limit applicable to any Group Company.
4.8	Save as Disclosed, no Group Company has entered into any invoice discounting or factoring arrangement and is not party to any off-balance sheet arrangements.
4.9	No Group Company has allotted or issued, or agreed to allot or issue, any loan capital.
4.10	No Group Company has lent any money to any person which has not been repaid and there are no debts owing to any Group Company other than debts which have arisen in the ordinary course of business.
5.	Guarantees and security
5.1	No Group Company has given or entered into any guarantee, indemnity, performance bond, letter of comfort or similar arrangement in respect of any liability or obligation of any person, or agreed to do so.
5.2	No person has given or entered into any guarantee, indemnity, performance bond, letter of comfort or similar arrangement in respect of any liability or obligation of the Group, or agreed to do so.
5.3	There is no encumbrance over or affecting any of the Group's undertaking or assets (including goodwill).
5.4	No floating charge over any of the assets of a Group Company has crystallised.
5.5	No other person has entered into any encumbrance in relation to any liability or obligation of the Group, or agreed to do so.
5.6	All encumbrances granted to the Group have (where necessary in order to secure their enforceability) been duly registered in accordance with the laws of any relevant jurisdiction.
6.	No events
6.1	No event has occurred causing, or which upon intervention or notice by any third party may cause, any floating charge created by any of the Group Companies to crystallise or any charge created by it to become enforceable, nor has any such crystallisation occurred or is such enforcement in process

6.2	No order has been made nor are there any facts or circumstances which could give rise to an order being made against any Group Company under section 599 of the Companies Act.
6.3	No Group Company has acquired any property in circumstances which may lead to an application for an order of the Court under section 608 of the Companies Act.
6.4	No Group Company has ever been struck off or has received notice that it is liable to be struck off and subsequently restored to the register pursuant to section 737 or section 738 of the Companies Act.
6.5	No Group Company is insolvent or unable to pay its debts as they fall due within the meaning of section 570 of the Companies Act.
6.6	No order has been made, petition presented, resolution passed or meeting convened for the winding up or dissolution of, or making of any administration order for, any Group Company in the five years up to the Completion Date.
6.7	No receiver, liquidator or examiner or other analogous or similar officer has been appointed over the whole or any part of the property, assets or undertaking of any Group Company in the five years up to the Completion Date.
6.8	No Group Company has stopped paying or suspended payment of its debts as they fall due and no Group Company has sought from its creditors any extensions of time for the payment of its debts in each case in the five years up to the Completion Date.
6.9	No distress, execution, sequestration or other process has been levied in respect of any of the assets of any Group Company in the five years up to the Completion Date.
6.10	No composition in satisfaction of debts, scheme of arrangement, or compromise or arrangement with creditors or members (or any class of creditors or members) has been proposed, sanctioned or approved in relation to any Group Company in the five years up to the Completion Date.
7.	Contractual arrangements
7.1	In this Warranty 7, "Material Contract" means a contract, commitment or arrangement of a kind described in Warranty 7.2 and "Existing Material Contract" means a Material Contract by which any Group Company is currently bound or to which it is a party.
7.2	Save as Disclosed, no Group Company is currently bound by any contract or commitment (other than a contract of employment) or party to any arrangement which:
(a)	is in the nature of an agency, distributorship, outsourcing, licensing or franchising agreement;
(b)	is in the nature of a finance lease, rental, hire purchase or credit sale agreement;
(c)	relates to the acquisition or disposal by a Group Company of any body corporate, undertaking, land or buildings and which has yet to be completed or in relation to which there are outstanding warranties, indemnities, covenants or other obligations;
(d)	involves partnership, joint venture, consortium, information sharing, income or profit sharing or any similar arrangement;
(e)	includes any credit arrangement or discount for the supply of goods and/or services by or to any Group Company;

(f)	involves payment by a Group Company of amounts determined by reference to fluctuations in the index of retail prices or any similar index, or in the rate of exchange for any currency;
(g)	is not capable of complete performance (by the relevant Group Company and any other contracting party) within six months from its creation;
(h)	requires or may require payment by a Group Company of more than €50,000 per annum or more than €150,000 in total, or will or may provide revenue to a Group Company of more than €50,000 per annum or more than €150,000 in total;
(i)	is outside of the ordinary course of the Group's business;
(j)	is not on arm’s length terms; or
(k)	is likely to be loss making.
7.3	Save as Disclosed, there are no current negotiations relating to any potential Material Contract and no outstanding offer capable of being converted into a Material Contract by acceptance by a Group Company or any other person.
7.4	The obligations expressed to be assumed by each party in each Existing Material Contract constitute the legal, valid, binding and enforceable obligations of that party.
7.5	No Group Company is, and has never been, in default of any Existing Material Contract and the Warrantors are not aware of anything which is likely to lead to any such default or any default of any Existing Material Contract by any other person.
7.6	The Warrantors are not aware of anything which is likely to lead to any increase in the amount or frequency of any sum payable by any Group Company pursuant to any Existing Material Contract.
7.7	No Group Company has received or given any notice to terminate any Existing Material Contract and the Warrantors are not aware of anything which is likely to lead to the giving of any such notice.
7.8	Neither the sale of the Sale Shares to the Buyer nor Completion will:
(a)	so far as the Warrantors are aware, cause any Group Company to lose any right or benefit it presently enjoys;
(b)	relieve any person of any legally binding obligation to the Group or enable any person to determine any such obligation or any right or benefit enjoyed by the Group, or to exercise any right in respect of the Group;
(c)	entitle any person to receive from any Group Company any finder’s or similar fee, brokerage or other commission; or
(d)	breach any agreement to which any Group Company is a party.
8.	Insurance
8.1	All assets of the Group of an insurable nature are and have at all material times been insured in amounts representing their full replacement or reinstatement value (ignoring for this purpose any deduction or excess) against all risks that would normally be insured against by a prudent person operating a similar business to that operated by the Group.

8.2	The Group is and has at all material times been adequately insured against accident, damage, injury, third party loss (including product liability), business interruption and all other risks that would normally be insured against by a prudent person operating a similar business to that operated by the Group.
8.3	A true and complete copy of each insurance policy in respect of which each Group Company has an interest is included and identified as such in the Disclosure Letter and each such policy is in full force and effect and, so far as the Warrantors are aware, nothing has been done or omitted to be done which could make any such policy void or voidable or which could result in an increase in premium or adversely affect the renewal of any such policy.
8.4	True and complete details of all outstanding insurance claims made by each Group Company, and all other insurance claims made by such Group Companies in the three years prior to the date of this Agreement, are included and identified as such in the Disclosure Letter, and the Warrantors are not aware of anything which is likely to lead to the Group making a new insurance claim.
8.5	No Group Company has ever been refused insurance, or had any insurance terminated or alleged to be void or voidable, on any grounds.
9.	Compliance
9.1	In this Warranty 9:
(a)	“Anti-corruption Laws" means all laws, rules and regulations of any jurisdiction applicable to the Group relating to bribery or corruption, including the Criminal Justice (Corruption Offences) Act 2018, the Prevention of Corruption (Amendment) Act 2010, the Bribery Act 2010 (United Kingdom), and other applicable laws enacted to comply with the OECD Convention dated 17 December 1997 on Combating Bribery of Foreign Public Officials in International Business Transactions and the United Nations Convention against Corruption dated 31 October 2003;
(b)	“Anti-Money Laundering and Financing of Terrorism Laws” means any laws, rules, and regulations of any jurisdiction applicable to the Group that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto, including, without limitation laws, rules, and regulations enacted to comply with the FATF’s International Standards on Combating Money Laundering and the Financing of Terrorism and Proliferation (“The FATF Recommendations”) dated February 2012, as updated October 2015;
(c)	“Governmental Entity” means (i) a national, state or local government of any country or any department, agency or instrumentality of the government entity thereof or (ii) a public international organization or any department, agency or instrumentality of the public international organisation thereof, or (iii) a political party or, (iv) a government-owned or controlled company or enterprise discharging a public service mission under applicable local law;
(d)	"Proceedings" means any court, tribunal, civil, criminal, administrative, arbitration or mediation proceedings and any information request, investigation, inquiry or enforcement or other proceedings by any Relevant Authority;
(e)	“Public Official” means (i) any officer, director or employee of a Government Entity, or (ii) any person holding public office or discharging a public service mission under applicable local law, or (iii) any person holding an electoral mandate in a Governmental Entity;

(f)	"Relevant Authority" means any governmental or regulatory body, authority or agency, including the European Commission, the CCPC, the Information Commissioner, the Advertising Standards Authority, the Health Service Executive, the Health and Safety Authority, the Irish Human Rights and Equality Commission, the Equality and Human Rights Commission, the Environmental Protection Agency, any local authority, any sector regulator or any predecessor or similar body, authority or agency in any part of the world.
(g)	“Sanctions Laws” shall mean (i) any sanctions, prohibitions or requirements imposed by any executive order or by any sanctions program administered by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), (ii) any sanctions or requirements imposed under similar laws or regulations enacted by the United Nations Security Council, The European Union or any of its Member States, His Majesty Treasury of the United Kingdom or other relevant sanctions authority; and
(h)	“Sanctioned Party” shall mean any person or entity subject to trade control or sanctions restrictions under lists maintained by the United States, the European Union, the United Nations, or other countries, including, but not limited to, the EU list of sanctioned parties, the U.S. lists of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders, Denied Parties, Debarred Parties, the U.S. Entities Lists, sanctioned parties under the U.S. State Department's Non-proliferation Sanctions programs, and equivalent lists of restricted or prohibited parties maintained under applicable laws of other countries.
9.2	Each Group Company has at all times complied with all applicable laws and regulations in all material respects.
9.3
(a)	Each Group Company has been operated in compliance with Anti-corruption Laws, Anti-Money Laundering and Financing of Terrorism Laws and Sanctions Laws.
(b)	No Seller, Group Company or officer of any Group Company has directly or indirectly offered, given, promised, agreed to pay, solicited, accepted or authorised to pay, money (including, but not limited to, political contributions, fees, commissions or other undue pecuniary advantage) or anything of value (including, but not limited to, gift, inappropriate travel, meals or entertainment) to any Public Official or to any person who directs or works, in any capacity, for a private sector entity (the "Private Party"), for purpose of:
(i)	unlawfully influencing any act or decision of such Public Official or such Private Party, including a decision to fail to perform his or its official functions, or
(ii)	unlawfully inducing such Public Official or such Private Party to act or refrain from acting in any way in the performance of his/her official duties in order to obtain or retain business or other improper advantages, or
(iii)	unlawfully expediting a routine administrative action
(c)	No Group Company is controlled by, a Sanctioned Party, nor has any Group Company engaged or is engaging in dealings, transactions, or any contractual relationship involving any Sanctioned Party and sanctioned country, in each case where such dealings, transactions or any contractual relationship would violate Sanctions Laws;
(d)	No Group Company has been, directly or indirectly, involved in any corrupt acts nor has any Group Company been prosecuted, convicted, or entered into any settlement in relation to, or otherwise held legally liable for, any corrupt acts at any stage within the past five (5) years, nor does any Group Company appear on any list of sellers or individuals debarred from tendering or participating in any project funded by the World Bank or any other multilateral or bilateral aid agency; and
(e)	No Group Company has had any of its funds or assets seized or forfeited pursuant to any applicable Anti-Money Laundering and Financing of Terrorism Laws, Anti-corruption Laws or Sanction Laws.
9.4	Each Group Company has obtained all material licences, permits, permissions, approvals, clearances, authorisations, certificates, notifications, registrations and consents which are necessary or desirable for carrying on its business or in relation to the Property (together the “Authorisations”) and true and complete details of each Authorisation is included and identified as such in the Disclosure Letter.
9.5	All Authorisations are in full force and effect and no Authorisation is limited in duration or subject to any condition which is personal to the Sellers or any Connected Person of any of them or any other person.
9.6	All information provided by or on behalf of the Group to any Relevant Authority, and all records required to be maintained by the Group are up to date and have been properly and accurately maintained in accordance with all applicable laws and regulations in all material respects, and no Group Company has not received any written notice that any of these is incorrect or should be rectified.
9.7	No Group Company is in breach of any Authorisation and so far as the Warrantors are aware there is no reason why any Authorisation may be revoked, suspended or cancelled or may not be renewed on the same terms.
9.8	True and complete details of each Group Company's material compliance policies and procedures (including training programmes, whistle-blowing policies and monitoring and review arrangements) and the name of the officer(s) or employee(s) with responsibility for compliance, or a statement that there are no such policies and procedures or officers or employees, are included and identified as such in the Disclosure Letter, including in particular in relation to:
(a)	competition, including restrictive or other anti-competitive agreements or practices, dominant or monopoly market positions and the control of mergers and acquisitions;
(b)	data protection, data retention and data privacy;
(c)	anti-bribery and corruption;
(d)	health and safety;
(e)	the environment; and
(f)	anti-slavery and human trafficking.
9.9	The Group's assets do not include any property that is the proceeds of criminal conduct as defined in section 6 of the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.
9.10	No Group Company is nor has it ever been engaged in any agreement, arrangement, practice or conduct which has or could amount to an offence or infringement of, or which is unenforceable or void or renders any Group Company liable to Proceedings under, any applicable law of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including cartels, price fixing, resale price maintenance, market sharing, bid rigging, joint ventures and terms of trading, purchase or supply), dominant or monopoly market positions (whether held individually or collectively) and the control of mergers and acquisitions.
9.11	No Group Company is not and has not been in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for a decision declaring such aid to be compatible with the Internal Market.
9.12	So far as the Warrantors are aware, no Group Company has manufactured or supplied any product or provided any service which is or was at that time, or will become, faulty or defective or not in full compliance with all warranties or representations made by or on behalf of the Group and all applicable laws and regulations.
10.	Proceedings, investigations and disputes
10.1	In this Warranty 10, "Proceedings" and "Relevant Authority" have the meanings given to them respectively in Warranty 9.
10.2	No Group Company is, nor has it ever been, the subject of or engaged in any capacity in any Proceedings, nor, so far as the Warrantors are aware, are any Proceedings involving any Group Company threatened, pending or likely and there are no criminal convictions or outstanding or, so far as the Warrantors are aware, pending judgments, orders, decisions, rulings, notices, undertakings, commitments or similar matters binding on or affecting a Group Company arising out of any Proceedings.
10.3	No past or present officer or employee of any Group Company and no person for whose acts a Group Company may be vicariously liable is (nor has any of them been in the 12 months ending on the date of this Agreement) has engaged in any capacity in any Proceedings directly relating to a Group Company or its business nor, so far as the Warrantors are aware, are any such Proceedings threatened, pending or likely and there are no criminal convictions or outstanding or pending judgments, orders, decisions, rulings, notices, undertakings, commitments or similar matters binding on any Group Company or any such person arising out of any such Proceedings.
10.4	No Group Company nor any other party is, or, so far as the Warrantors are aware, is alleged to be, in breach (or in a situation which, with the lapse of time, will constitute a breach) of any contract, commitment or arrangement to which any Group Company is a party or bound, and so far as the Warrantors are aware, there has not been any infringement by a Group Company of any rights of any other person nor any infringement by any person of the rights of a Group Company, nor is there any dispute between a Group Company and any other person and the Warrantors are not aware of anything which is likely to give rise to any such dispute.
10.5	No Group Company has nor is it likely to have any actual or potential liability under any applicable law or regulation relating to the environment by reason of it having owned, occupied or used any land or buildings.
10.6	No Group Company has received any notice, allegation or complaint that it is not in compliance with any applicable law or regulation.
10.7	Neither the sale of the Sale Shares to the Buyer nor Completion will:
(a)	result in any breach of a Group Company's constitution, any applicable law or regulation, or any judgment, order, decision, ruling, undertaking, commitment or similar matter;

(b)	so far as the Warrantors are aware, result in any breach, revocation, suspension or cancellation of any Authorisation or mean that any Authorisation may not be renewed on the same terms.
11.	Sanctions Compliance
11.1	In this Warranty 11:
(a)	"Sanctions" means any laws or regulations relating to economic or financial sanctions, export controls, trade embargoes or restrictive measures (including investment restrictions) from time to time imposed, administered or enforced by a Sanctions Authority;
(b)	"Sanctions Authority" means any governmental authority including, but not limited to, those of the United States; the European Union and its Member States; the United Kingdom; and in each case their respective governmental, judicial or regulatory institutions, agencies, departments and authorities;
(c)	"Sanctions List" means any of the lists issued or maintained by a Sanctions Authority designating or identifying individuals or entities that are subject to Sanctions, in each case as amended, supplemented or substituted from time to time, including the UK Sanctions List, Consolidated List of Financial Sanctions Targets in the UK, the US Specially Designated Nationals And Blocked Persons List, the Consolidated United Nations Security Council Sanctions List, and the Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions;
(d)	"Sanctions Proceedings" means any of the matters set out at Warranty 11.3;
(e)	"Sanctions Target" means a person or entity that is:
(i)	either listed on, or owned or (as applicable) controlled by (whether directly or indirectly) or acting on behalf of a person (or persons) listed on, a Sanctions List; or
(ii)	resident, domiciled or located in, or incorporated or organised under the laws of, a Sanctioned Territory; or
(iii)	otherwise identified by a Sanctions Authority as being subject to Sanctions; and
(f)	"Sanctioned Territory" means a country or territory that is subject to any Sanctions.
11.2	No Group Company and no Seller is contravening, nor has contravened, any applicable Sanctions.
11.3	No Group Company nor any Seller, nor, so far as the Warrantors are aware, any of the directors, officers, employees or agents of the Group Companies (in their capacity as such) is or has in the period of three years prior to the date of this Agreement been engaged or involved in, or otherwise subject to, any of the following matters:
(a)	any litigation, arbitration, settlement or other proceedings (including alternative dispute resolution, criminal and administrative proceedings) in any jurisdiction; or
(b)	any investigation, inquiry or enforcement action (including the imposition of fines, public censure or penalties) by any governmental, administrative, regulatory or similar body or authority in any jurisdiction, in each case relating to, or in connection with, any actual or alleged contravention of applicable Sanctions.

11.4	No Sanctions Proceedings have been threatened or are pending against any Group Company or any of the Sellers or, so far as the Warrantors are aware, any of the directors, officers, employees or agents of the Group Companies, and, so far as the Warrantors are aware, there are no circumstances likely to give rise to any such Sanctions Proceedings.
11.5	No Group Company nor any Seller (nor, so far as the Warrantors are aware, any of the directors, officers, employees or agents of any Group Company (in their capacity as such)) is:
(a)	a Sanctions Target; or
(b)	engaging, or has engaged, in any conduct, operations, transactions or dealings that could reasonably be expected to result in it becoming a Sanctions Target.
11.6	No Group Company nor any Seller, nor, so far as the Warrantors are aware, any of the directors, officers, employees or agents of the Group Companies, has in the period of three years prior to the date of this Agreement conducted or engaged, or is currently conducting or engaging in any operations, activities, transactions or dealings with, or for the benefit of, a Sanctions Target.
11.7	No Group Company nor any Seller is operating or has any dealings in a Sanctioned Territory.
11.8	Each Group Company has implemented, maintains and enforces adequate policies, procedures, training programmes, systems and controls designed to ensure compliance with applicable Sanctions by such Group Company and its directors, officers, employees or agents (in their capacity as such).
12.	Assets – general
12.1	The Group is the sole legal and beneficial owner of, has good and marketable title to and has exclusive possession and control of all of the assets included in the Accounts (except for those disposed of since the Accounts Date in the ordinary course of business), any asset acquired since the Accounts Date and all other assets used by the Group.
12.2	No Group Company has purchased anything from any of its suppliers on terms that title does not pass to a Group Company until full payment is made or all indebtedness discharged.
12.3	All tangible non-current assets owned or used by the Group, including all plant and machinery and vehicles, are:
(a)	included in the asset register of the Group included and identified as such in the Disclosure Letter; and
(b)	(wear and tear in the ordinary course excepted) in a good state of repair and condition and in satisfactory working order and have been regularly and properly serviced and maintained.
12.4	None of the tangible non-current assets owned or used by the Group, including all plant and machinery and vehicles, are:
(a)	surplus to the Group's requirements; or
(b)	unsafe, inefficient or obsolete; or

(c)	currently in need of renewal or replacement as a consequence of their poor condition.
12.5	Maintenance contracts are in full force and effect in respect of all assets of the Group which it is normal or prudent to have maintained by independent or specialist contractors and in respect of all assets which the Group is obliged to maintain or repair under any leasing or similar agreement, and a true and complete copy of each maintenance contract is included and identified as such in the Disclosure Letter.
12.6	The assets owned by the Group comprise all the assets necessary for the operation of the Group’s business in the manner in which such business was carried on at the Accounts Date and is carried on at the date of this Agreement.
13.	Property
13.1	Where the Property is held by a Group Company under any lease, tenancy or licence:
(a)	a true and complete copy of each relevant lease, tenancy or licence is included and identified as such in the Disclosure Bundle;
(b)	all covenants, conditions and agreements contained in the relevant lease, tenancy or licence have been complied with in all material respects;
(c)	there has been no complaint alleging any breach or any refusal to accept rent/licence fee;
(d)	there are no notices, negotiations or proceedings pending in relation to rent/licence fee reviews nor is any rent/licence fee liable at the date of this Agreement to be reviewed;
(e)	nothing has been done, or omitted to be done, which would give rise to an obligation to reinstate alterations to the Property or to any liability for dilapidations in respect of the Property; and
(f)	no relevant lease, tenancy or licence contains any provisions relating to a change of ownership or control of the issued share capital of the relevant Group Company.
13.2	All licences, consents and approvals required from the landlord and any superior landlord under any lease of the Property and from any mortgagee have been obtained and the covenants by the tenant contained in such licences, consents and approvals have been duly performed and observed.
13.3	The Property is not subject (nor likely to become subject) to any agreement, covenant, restriction or condition (save as contained in any lease, tenancy or licence under which the Property is held by the relevant Group Company) or any other matter which might adversely affect the relevant Group Company's ability to continue to carry on its existing business from the Property in the same manner as at present and at the same cost.
13.4	Neither the Property, nor any other land which benefits the Property, is subject to an order, resolution or proposal for compulsory acquisition or any local land charge.
13.5	The Property benefits from all permanent and legally enforceable easements and other contractual rights necessary or appropriate for the continued use, enjoyment and maintenance of the Property by the Group for the purpose of its existing business carried on at or from the Property and all such easements and rights are on reasonable terms which (without limitation) do not entitle any person to terminate restrict or curtail them or impose any unusual or onerous conditions.

13.6	The Property is in an appropriate state of repair and condition for the Group to occupy and use for the purposes of its business.
13.7	The Property is not subject to any outgoings nor is the Group actually or contingently liable to pay any sums in relation to the Property other than the usual rates and water and sewerage charges and, in the case of leaseholds, rent, insurance premiums and service charges.
13.8	The Group has no actual or contingent liability or obligation in respect of any land or premises (other than the Property) or (in any capacity, including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, any land or premises (other than any current lease or licence of the Property).
14.	Intellectual property
14.1	In this Warranty 14.1, “Intellectual Property Rights” means patents, inventions, trade marks, service marks, domain names, business names, get up and designs; copyright and related rights; database rights; know how and trade secrets; and all other intellectual and industrial property rights which subsist in any part of the world, whether registered or not or capable of registration or not, including: all applications for and the right to apply for, claim priority and be granted any such rights; any renewals, extensions or restorations, and divisional, continuation and reissued applications of any such rights.
14.2	The Group does not own or have any proprietary interest in any:
(a)	registered Intellectual Property Rights or applications for such rights; or
(b)	material unregistered Intellectual Property Rights.
14.3	True and complete details of all material licences, agreements, authorisations and permissions (the “Licence Agreements”) under which the Group uses or exploits Intellectual Property Rights owned by any other person are included and identified as such in the Disclosure Bundle and all such rights are valid, subsisting and enforceable.
14.4	The Group does not require any Intellectual Property Rights, other than the rights it is entitled to use or exploit under the Licence Agreements, in order to carry on its current business and activities and to fulfil any currently existing plans or proposals.
14.5	The obligations expressed to be assumed by each party in each Licence Agreement constitute the legal, valid, binding and enforceable obligations of that party and each Licence Agreement has, where required, been duly recorded or registered.
14.6	No Group Company is, nor has it ever been, in default of any Licence Agreement and the Warrantors are not aware of anything which might lead to any such default or any default of any Licence Agreement by any other person.
14.7	No Group Company has received or given any notice to terminate any Licence Agreement and the Warrantors are not aware of anything which might lead to the giving of any such notice. The Warrantors are not aware of any reason to believe that any Licence Agreement will not be renewed when it expires on the same or substantially similar terms (other than inflation-linked price rises).
14.8	Except for its full corporate name, no Group Company uses any other name for any purpose and the Warrantors are not aware of anything which might prevent the relevant Group Company from continuing to carry on business under its corporate name in each relevant jurisdiction.

14.9	So far as the Warrantors are aware, the activities and affairs of the Group do not infringe and are not likely to infringe the Intellectual Property Rights of any other person.
14.10	Other than in the ordinary course of business, no Group Company is party to any agreement or arrangement which imposes on it a restriction on the use or disclosure of any information, nor has it ever disclosed or made any unauthorised use of any confidential information of any other person.
14.11	No Group Company licenses or permits any other person to use or exploit any Intellectual Property Rights of the Group.
15.	Information technology
15.1	In this Warranty 15, “IT System” means all computer hardware and software and related documentation owned, used, leased or licensed by or to the Group.
15.2	Except for commercial off-the-shelf software and other similar third party software ("Third Party Software"), the Group is the sole legal and beneficial owner of the IT System free from encumbrances, and the Group has obtained all necessary rights from third parties to enable it to make unrestricted use of the IT System. Any Third Party Software used by the Group is licensed to the Group on the terms of the relevant software licensor and no Group Company is in breach of the terms of any such licences.
15.3	The material elements of the IT System:
(a)	are and have at all times (save for temporary pre-planned maintenance) been functioning properly and in accordance with all applicable specifications; and
(b)	are not, and have not been during the last three years, materially defective.
15.4	The Group has implemented appropriate procedures for ensuring the internal and external security of the IT System and the confidentiality and integrity of all data stored in it.
15.5	The Group has in place an appropriate disaster recovery plan with a reputable service provider and which would, as far as the Warrantors are aware, enable the business of the Group to continue without any material interruption if there were significant damage to, failure of or destruction of material elements of the IT System.
15.6	The Group has in place an appropriate data security breach and response plan, incident monitoring plan and business continuity plan relating to the use of the IT System.
15.7	During the three-year period up to and including the date of this Agreement, the Group has not suffered any event having an actual material adverse effect on the security of material elements of the IT System and a significant impact on the continuity of the business of the Group or breached any applicable regulatory requirements (including any reporting requirement) in relation to any such event or impact.
15.8	True and complete details are included and identified as such in the Disclosure Letter of all:
(a)	domain names registered by or on behalf of the Group in any part of the world; and
(b)	wikis, blogs, microblogs, social networking accounts and other forms of social media used by the Group.
16.	Data protection

16.1	"Data Protection Legislation" means all laws relating to data protection and privacy which are from time to time applicable to the Company (or any Group Company), including: (i) the GDPR, UK GDPR and all related national laws, regulations and secondary legislation made under or implementing the GDPR or UK GDPR, including the UK and Irish Data Protection Acts 1988 – 2018; (ii) the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426) and the European Communities (Electronic Communications Networks and Services)(Privacy and Electronic Communications) Regulations 2011 (SI 336 / 2011) made under or implementing European Directive 2022/58/EC in the UK and Ireland; in each case as amended, replaced or updated from time to time and together with any subordinate or related legislation made under any of (i) or (ii);
16.2	"Data Subject", "Personal Data Breach", "Processing", and "Processor" have the meanings given in Article 4 of GDPR;
16.3	"GDPR" means the General Data Protection Regulation (EU) 2016/679;
16.4	"Supervisory Authority" means any local, national, supranational, state, governmental or quasi-governmental agency, body, department, board, official or entity exercising regulatory or supervisory authority pursuant to any Data Protection Legislation, including the Information Commissioner's Office in the UK and the Irish Data Protection Commission;
16.5	"UK GDPR" means the GDPR as incorporated into United Kingdom law pursuant to s.3 of the European Union (Withdrawal Act) 2018;
16.6	Each Group Company has complied at all times and in all material respects with Data Protection Legislation and there are no facts, matters or circumstances likely to give rise to any allegation of non-compliance with such Data Protection Legislation.
16.7	Each Group Company has established procedures to ensure continued compliance with the Data Protection Legislation, and neither the Sellers (nor any of them) nor any Group Company has received any written notice, allegation or claim, nor are they aware of any circumstances likely to give rise to such notice, allegation or claim being served, under Data Protection Legislation.
16.8	Each Group Company has obtained any necessary consents and complied with all other requirements under Data Protection Legislation in respect of each Group Company's mailing and marketing lists to enable the respective Group Company to lawfully market to the Data Subjects who appear on such mailing lists.
16.9	Each Group Company has at all times implemented and maintained appropriate technical and organisational measures to protect Personal Data against any Personal Data Breach. Such measures ensure a level of security appropriate to the risk represented by the Processing and the nature of the Personal Data.
16.10	Each Group Company has issued appropriate information notices to all Data Subjects to the extent required by Data Protection Legislation, in such form and at such times as necessary to comply with Data Protection Legislation.
16.11	Where the respective Group Company is acting as a Controller, it has only Processed Personal Data for specified and legitimate purposes in accordance with Data Protection Legislation and has not further Processed such Personal Data in a manner incompatible with those purposes.
16.12	Where the respective Group Company is acting as a Processor, it has only Processed Personal Data in accordance with the instructions of the applicable Controller and has not further Processed such Personal Data for its own or any other purpose.

16.13	Each Group Company has introduced, applied and will continue to apply and applied appropriate data protection policies and procedures concerning its Processing, retention and security of Personal Data, true and complete copies of which are included and identified as such in the Disclosure Letter.
16.14	Each Group Company has made, maintained and will continue to maintain accurate records of all its Processing activities to the extent required by Data Protection Legislation, true and complete copies of which are included and identified as such in the Disclosure Letter.
16.15	No Group Company has, nor have the Warrantors been informed that any of its Processors or sub-Processors have, suffered any Personal Data Breach, whether notification was required under Data Protection Legislation to a Supervisory Authority or not.
16.16	Each Group Company has undertaken appropriate due diligence on, and prior to the appointment of, all Processors (including those engaged as sub-Processors in respect of Personal Data that a Group Company may Process as a Processor) appointed by the respective Group Company to Process Personal Data on its behalf.
16.17	Each Group Company has entered into and maintained valid written agreements with all Processors engaged by the respective Group Company to Process Personal Data on its behalf, including those engaged as sub-Processors in respect of Personal Data the respective Group Company Processes as a Processor ("Vendor Processing Agreements"). All Vendor Processing Agreements (true and complete copies of which are included and identified as such in the Disclosure Letter) meet the requirements of Article 28 of GDPR and all other requirements of Data Protection Legislation.
16.18	Each Group Company has entered into valid written agreements with all third parties on whose behalf the respective Group Company Processes Personal Data ("Customer Processing Agreements"), true and complete copies of which are included and identified as such in the Disclosure Letter. Such Customer Processing Agreements meet the requirements of Data Protection Legislation.
16.19	Each Group Company has entered into valid written agreements with all other third parties from whom it receives Personal Data ("Data Sharing Agreements"), true and complete copies of which are included and identified as such in the Disclosure Letter.
16.20	Each Group Company has not been in default of any Vendor Processing Agreement, of any Customer Processing Agreement nor of any Data Sharing Agreement and, so far as the Warrantors are aware, no other party is in breach of any such agreement. There has not been any event which by notice or lapse of time or both would constitute such a default by the respective Group Company or by any other party to any such agreement.
16.21	Each Group Company has not disclosed or transferred any Personal Data (nor been responsible for the disclosure or transfer of any Personal Data) to any country outside of the European Economic Area or the UK, other than as permitted under GDPR or the UK GDPR. In the event that a Group Company has made a transfer of Personal Data outside of the European Economic Area or the UK, the Group Company warrants that such transfers are in compliance with Data Protection Legislation. True and complete details of all such disclosures and transfers (and the mechanisms used) together with all transfer impact assessments carried out are included and identified as such in the Disclosure Letter.
16.22	Each Group Company has complied with all requests made by a data subject to exercise any right that he/she may have in relation to personal data in accordance with the requirements of Data Protection Legislation, and there are no such requests outstanding at the date of this Agreement.

16.23	Each Group Company has carried out and maintained all data protection impact assessments undertaken to the extent required by Data Protection Legislation, true and complete copies of which are included and identified as such in the Disclosure Letter.
17.	Employment
17.1	Attached to, or contained in, the Disclosure Letter are:
17.1.1	confirmation of the total number of employees of each Group Company including those who are on any form of leave and those who have or, may have, for any other reason a right to return to work with any Group Company;
17.1.2	a table for each Group Company setting out the following details in respect of each employee (anonymised as appropriate for data protection purposes):
(a)	name of employing entity;
(b)	date of commencement of each contract and the date on which service began (if different);
(c)	status of employee, i.e. whether permanent or fixed-term;
(d)	whether full-time or part-time;
(e)	if absent from work, the reason for, and duration of, the absence;
(f)	grade/position/title;
(g)	work location;
(h)	basic salary or wage;
(i)	classification as salaried or hourly;
(j)	private health insurance cover, permanent health insurance, life assurance/death in service cover, company car/car allowance and / or other employee benefits;
(k)	pension scheme membership (defined contribution or defined benefit) or membership of a PRSA scheme and applicable employer and employee rate of contribution;
(l)	bonus, commission, profit share or incentive schemes and criteria for same;
(m)	holiday entitlement and accrued but untaken holiday entitlement;
(n)	sick pay entitlement; and
(o)	any other employee benefits;
17.1.3	copies of all template contracts of employment and letters of appointment of employees and officers of each Group Company together with copies of all handbooks, policies and other documents that apply to employees and / or officers of each Group Company;
17.1.4	copies of all terms and conditions relating to any benefit, bonus and commission policy or scheme of each Group Company; and

17.1.5	details of all employees or officers of any Group Company who is receiving or is due to receive any payments under any disability, income continuance, permanent health insurance or any similar insurance scheme.
17.2	The Schedule of Employees is true, accurate and complete.
17.3	There are in existence service agreements with all executive officers of each of the Group Companies.
17.4	There are in existence written contracts of employment with all of the employees of each of the Group Companies.
17.5	No offers of employment have been made to prospective employees that have not yet been accepted or that have been accepted but where the employment has not yet started.
17.6	There is no agreement or arrangement between any Group Company and any officer or employee or former employee with respect to his / her employment, his / her ceasing to be employed or his / her retirement, which is not documented in his / her written contract of employment.
17.7	The basis of the remuneration payable to the officers or employees of each Group Company is the same as that in force at the Accounts Date. No Group Company is obliged to increase, or has made any provision to increase, the aggregate annual remuneration payable to its officers and employees by more than 5% in aggregate and, in the case of any individual officer or employee, by more than 10%;
17.8	Since the Accounts Date, there has been no material alteration in the terms of employment of, or any change in the number of, the employees and officers of each Group Company.
17.9	There are no amounts owing to any current or former officers or employees of any Group Company other than remuneration or expenses accrued to date.
17.10	No Group Company has in place or has offered or is proposing to introduce any profit sharing, incentive, share/share option or retention scheme for any employee or any other person.
17.11	No Group Company has in place nor is it proposing to introduce a sick pay scheme or otherwise makes payment to employees who are absent due to illness or injury in excess of statutory entitlement.
17.12	No Group Company is contractually obliged, or obliged by custom and practice, to pay employees on protective leave or applicable family and related leave (e.g. maternity leave, paternity leave, parental leave, adoptive leave, carers’ leave) over and above applicable statutory entitlements.
17.13	None of the Group Companies has made or agreed to make any payment to, or provided or agreed to provide, any benefit for any current or former officer or employee which is not allowable as a taxable deduction.
17.14	None of the Group Companies is liable to pay any industrial training levy nor has any Group Company outstanding any undischarged liability to pay to any governmental or regulatory authority any amount arising in connection with the employment of current or former officers or employees.
17.15	No Group Company has offered, promised or agreed to any future variation in any contract of employment of any employees or officers, including but not limited to increases of salary.

17.16	No Group Company has made any loan to any employee or officer which remains outstanding (in whole or in part) and, if there are such outstanding loans, same has been repaid in full by the date of this Agreement.
17.17	Each Group Company has at all times complied with its obligations in respect of current and former employees and officers in relation to the payment of wages and remuneration. Without prejudice to the generality of the foregoing, each Group Company has at all times complied with all Applicable Law in relation to such employees and officers regarding the payment of minimum wage, including but not limited to the National Minimum Wage Act 2000, the National Minimum Wage Act 1998, the Sick Leave Act, 2022, the Organisation of Working Time Act 1997, the Payment of Wages Act 1991 and with all registered employment agreements, employment regulation orders and / or sectoral employment orders.
17.18	No Group Company has made or agreed to make or promised any payment or provided or agreed to provide any material benefit to any current or former officer or employee of any Group Company or any of their dependents in connection with the actual or proposed termination or suspension of his / her employment or variation of any service agreement.
17.19	Each Group Company has maintained in all material respects current and adequate records regarding the service of each of its current and former officers and employees including, without limitation, records of terms of employment, holidays, Working Hours and rest breaks, payment of sick pay, protective leave, disciplinary, grievance and health and safety matters, income tax and social security contributions and termination of employment.
17.20	Every employment contract between any Group Company and its employees can be terminated by three months’ written notice or less without giving rise to a contractual claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).
17.21	No employee of any Group Company has given notice terminating his employment (whether orally or in writing) or has advised any Group Company of any intention to give such notice. No Group Company has given notice of termination to any employee (whether orally or in writing).
17.22	The acquisition of the Sale Shares by the Buyer and compliance with the terms of this Agreement will not entitle any current or former employees or officers of any Group Company to terminate their employment or receive any payment or other benefit or acceleration in any payment or benefit.
17.23	The Disclosure Letter contains full and accurate details of the terms of all consultancy agreements or arrangements with independent contractors/self-employed individuals under which services are provided to any Group Company (anonymised where required for the purposes of data protection legislation) including but not limited to:
17.23.1	Group Company that engages them;
17.23.2	location of assignment;
17.23.3	date of commencement and expiry date of each contract;
17.23.4	the remuneration payable under each agreement;
17.23.5	any other additional payments due including but not limited to overtime and/or on call; and
17.23.6	immigration status (where applicable).

17.24	Persons or companies engaged under such contracts are not considered employees for the purposes of statutory protection available to employees or for tax and / or social insurance purposes.
17.25	No contractor has given notice terminating his engagement or has advised any Group Company of any intention to give such notice. No Group Company has given notice of termination to any contractor.
17.26	There are no written claims, received by a Group Company or, so far as the Sellers are aware of, in existence, pending or threatened against any of the Group Companies:
17.26.1	by a current or former officer and / or employee or third party, in respect of any accident or injury;
17.26.2	by a current or former officer or employee in relation to his employment or appointment or termination; or
17.26.3	without prejudice to the generality of the preceding sub-paragraphs, by a current or former employee in respect of unfair dismissal, notice, redundancy, wrongful dismissal, discrimination, bullying, harassment, occupational stress, health and safety, ill-health, payment of wages, transfer of undertakings, working time, holidays or breach of contract;

and there are no circumstances, that the Sellers are aware of, which would give rise to such a claim.

17.27	Each of the Group Companies has in relation to each of its officers and employees (and, so far as relevant, to each of its former officers and employees) complied in all material respects:
17.27.1	with obligations under common law, contract and the law of equity;
17.27.2	with statutes, regulations, codes of practice and codes of conduct; and
17.27.3	with all orders, judgments, rulings, recommendations, decisions, determinations and awards made by a court or tribunal of competent jurisdiction, including but not limited to Adjudication Officers of the Workplace Relations Commission, the Employment Appeals Tribunal, the Labour Court, the Employment Tribunal, the Civil Courts or other judicial and / or quasi-judicial bodies of competent jurisdiction.
17.28	Each employee of the Group is lawfully entitled or has the required authorisation to work for the Group in the location he or she is working in. True and complete copies of all such required authorisations have been made available to the Buyer.
17.29	The Disclosure Letter contains full and accurate details of any pending or ongoing disciplinary, bullying/harassment, whistleblowing or grievance proceedings or investigations being carried out by any Group Company.
17.30	No Group Company recognises a trade union or has entered into any recognition agreement or arrangement with a trade union nor has it done any act which might be construed as recognition, and there are no agreements or other arrangements (whether or not legally binding) between any Group Company and any trade union or other body representing employees or to which any Group Company is subject. None of the employees of a Group Company is or has been subject to any collective bargaining agreement or benefits thereunder. There has not been any effort or activity by employee(s), trade unions or any other employee representative body to seek to have any such body represent any employees of any Group Company.

17.31	None of the Group Companies is involved in any dispute or negotiation with any trade unions or association of trade unions or organisation or body of employees. No facts or circumstances exist which might lead to any such dispute. None of the Group Companies has had a strike or lockout or any other industrial action or labour dispute and Group Company is or has been a party to a dispute or threat of a dispute pursuant to Applicable Law, including but not limited to the Industrial Relations Acts 1946 to 2015, the Industrial Relations Act 1990 (Enhanced Code of Practice on Voluntary Dispute Resolution) Declaration Order 2004 (S.I. No. 76 of 2004) or the Industrial Relations Act 1990 (Code of Practice on Voluntary Dispute Resolution) (Declaration) Order 2000.
17.32	No subject access requests made to any Group Company under Data Protection Legislation by employees are outstanding and each Group Company has complied in all material respects with the provisions of Data Protection Legislation in respect of all personal data held or processed by it relating to their current and former employees.
17.33	The Disclosure Letter contains full and accurate details of all redundancies, redundancy programmes and redundancy payments over the last five years including details of:
17.33.1	the number and type of employees affected;
17.33.2	the selection criteria applied;
17.33.3	the redundancy payments that were paid; and
17.33.4	any relevant policies, terms and conditions and established customs and practices.
17.34	Each Group Company has complied with all agreements, customs and practices and legislation in relation to any redundancies effected in the last five years, and all such redundancies have been disclosed to the Buyer. No payments in excess of statutory entitlement have been made to any Employee in respect of any redundancy.
17.35	The Disclosure Letter contains full and accurate details of all transfers within the scope of the European Communities (Protection of Employees on Transfer of Undertakings) Regulations, 2003 or the Transfer of Undertakings (Protection of Employment). Regulations 2006 to which a Group Company has been a party. No Group Company has failed to comply with any obligation under those Regulations.
17.36	Each Group Company implements and operates all of its benefit plans in all material respects in accordance with the template contracts and/or the handbook that have been disclosed.
18.	Pensions and other benefits
18.1	Complete, accurate and up to date details of the Pension Scheme have been given to the Buyer in the form of true and complete copies of:
18.1.1	all agreements, deeds and rules governing or relating to the Pension Scheme and all announcements, booklets and other explanatory literature or communications issued to employees;
18.1.2	all policies effected with and agreements with any insurance company for the purposes of the Pension Scheme; and
18.1.3	any agreement with any person providing services of any nature in connection with the Pension Scheme, including, without limitation, investment management or advisory services, administration and data processing services.

18.2	Except for the Pension Scheme, there is not in operation, and no proposal has been announced to enter into or establish, any agreement, arrangement, custom or practice (whether legally enforceable or not or whether or not Approved) for the payment of, or payment of any contributions towards, any pensions, allowances, lump sum or other like benefits or retirement, death, termination of employment (whether voluntary or not) or during periods of sickness or disablement, for the benefit of any employee or officer or any prospective or former employee or officer or for the benefit of the dependants of any of them.
18.3	No Group Company has any obligation under or in connection with the Pension Scheme in respect of any past or present employee or officer or any dependant or beneficiary or any of them other than under the documents referred to at paragraph 18.1 of this Warranty which documents contain full and accurate details of all benefits payable under the Pension Scheme.
18.4	No plan, proposal or intention to amend, discontinue in whole or in part or exercise any discretion in relation to the Pension Scheme has been communicated to any person in writing.
18.5	Neither any Group Company nor the trustees or administrator of the Pension Scheme has given in relation to the Pension Scheme or its current or former assets, liabilities or members, any indemnity, undertaking or guarantee (apart from any general indemnity in favour of the trustees under the governing documents and in respect of any such general indemnity no event or omission has occurred which might result in any Group Company incurring any liability under same).
18.6	Each Group Company may terminate its liability to contribute to the Pension Scheme without notice, without the consent of any person and without further payment.
18.7	No discretion or power has been exercised under the Pension Scheme, in respect of any past or present employee or officer or dependant of any of them to:
18.7.1	augment benefits;
18.7.2	admit to membership any person who would not otherwise have been eligible for admission to membership;
18.7.3	admit to membership any person on terms which provided for or envisaged the payment of a transfer value or a transfer of assets from another scheme to the Pension Scheme in a case in which the payment or transfer has not been made or has not been made in full;
18.7.4	provide a benefit which would not otherwise be provided; or
18.7.5	pay a contribution which would not otherwise have been paid.
18.8	the Pension Scheme is a Defined Contribution Scheme and:
18.8.1	the Buyer has been notified of the rates at which contributions to the Pension Scheme have been paid in respect of each member of the Pension Scheme and the basis on which they are calculated and whether they are paid in advance or in arrears;
18.8.2	no assurance, promise or guarantee (whether oral or written) has been made or given to any past or present or prospective employee or officer of any particular level or amount of benefits to be provided for in respect of them on retirement, death or leaving service under the Pension Scheme;
18.8.3	all contributions due to the Pension Scheme have been paid in full by the due date for payment;

18.8.4	the Pension Scheme has been governed and administered in compliance with the codes of governance for defined contribution pension schemes issued by the Pensions Authority; and
18.8.5	the Pension Scheme was established as a Defined Contribution Scheme and has not previously been converted from a Defined Benefit Scheme and was not established in succession to a Defined Benefit Scheme relating to the same employment.
18.9	The Pension Scheme is approved and there are no circumstances which might give the Revenue Commissioners reason to withdraw Approval.
18.10	The Pension Scheme has been designed to comply with, and has been administered in accordance with:
18.10.1	all applicable laws including, without limitation, the Pensions Act and all relevant statutes and subordinate legislation of Ireland and all relevant provisions of the laws of the European Union;
18.10.2	the trusts, powers and provisions of the relevant Pension Scheme; and
18.10.3	the requirements of the Revenue Commissioners for exempt approval.
18.11	The Pension Scheme is registered with the Pensions Authority as required by the Pensions Act.
18.12	Regulations made under section 62 of the Pensions Act enabling member participation in the selection of persons for appointment as trustees have never been invoked in respect of the Pension Scheme.
18.13	There has been no breach of the trusts of the Pension Scheme and there are no actions, suits or claims (other than routine claims for benefits) outstanding or, as far as the Warrantors are aware, pending or threatened against the trustees or administrator of the Pension Scheme, or against the Company or any other employer participating in the Pension Scheme, in respect of any act, event, omission or other matter arising out of or in connection with the Pension Scheme, as the case may be and there are no circumstances which may give rise to any such claim.
18.14	All benefits (other than refunds of contributions) payable under the Pension Scheme on the death of a member of the Pension Scheme or during periods of sickness or disability of the member are at the date of this agreement fully insured under a policy effected with an insurance company of good repute and each member has been covered for such insurance by such insurance company at its normal rates and on its normal terms for persons in good health and all insurance premiums payable have been paid.
18.15	The Buyer has been furnished with a complete, accurate and up to date list of the present and former employees (anonymised as required for the purposes of data protection legislation) who are or were members of the Pension Scheme with all particulars of them relevant to their membership of the applicable Pension Scheme as are necessary to establish their entitlement to benefits.
18.16	Each past or present employee or officer who has been admitted to or promised admission to membership of the Pension Scheme has been admitted or promised admission as of the date on which he / she first became entitled to admission and the substance of the terms of the admission or promised admission have been communicated to such past or present employee or officer.
18.17	The trustees of the Pension Scheme have legal title to all the assets of the Pension Scheme of which they are the trustees and there are no encumbrances over any of the assets of any of the Pension Scheme.

18.18	There are no past or present part time or fixed term employees who are or were excluded from or ineligible for membership of the Pension Scheme.
18.19	No company other than a Group Company participates in the Pension Scheme.
18.20	Each Group Company has been properly admitted to participation in the Pension Scheme and has duly complied with its obligations under the Pension Scheme and all amounts due to be paid to the Pension Scheme from each Group Company and its employees have been paid.
18.21	There are no excluded employees in respect of whom the Company is obliged to provide access to a standard PRSA in accordance with section 121 of the Pensions Act.
18.22	Since 3 November 1980, no Employee has ever had his contract of employment transferred to any Group Company from another employer in circumstances where (a) either the European Communities (Safeguarding of Employees' Rights on Transfer of Undertakings) Regulations, 1980 or the EC (Protection of Employees on Transfer of Undertakings) Regulations 2003 applied to the transfer of that contract and (b) obligations to provide benefits under an occupational pension scheme (other than the Pension Scheme) were transferred to the receiving employer.
19.	Competition and state aid
19.1	No Group Company is, or has been, engaged in any agreement, arrangement, decision, practice, activity or conduct which was or is prohibited or void or in breach of Competition Law.
19.2	No Group Company is directly and other than in the ordinary course of business affected by any existing or pending decisions, judgments, orders or rulings of any Competition Authority and no Group Company has given any undertakings or commitments to a Competition Authority which may affect the conduct of the business of any Group Company.
19.3	No Group Company is in receipt of state aid from any EU Member State contrary to Articles 107 - 109 of the Treaty on the Functioning of the European Union.

Part 3

Tax Warranties

1.	Tax paid
(a)	Each Group Company has paid all Tax which it is or has been liable to pay, deduct, withhold or account for by the due dates and no penalties, fines or surcharges or interest have been incurred.
(b)	No Group Company has any liability to Tax that has not been paid prior to the date of this Agreement or provided for in the Accounts or the Management Accounts.
(c)	No act, transaction, event, occurrence or omission has been effected or tolerated in consequence of which a Group Company is, or may be, liable for any Taxation directly or primarily chargeable against some other person.
2.	Tax residence
(a)	Each Group Company has been, since the date of its incorporation, resident for Tax purposes in its jurisdiction of incorporation only and has not been at any time resident in any jurisdiction other than (or in addition to) its jurisdiction of incorporation.
(b)	No Group Company has carried on any business in any jurisdiction other than its jurisdiction of incorporation through a branch, agency, permanent establishment or otherwise.
3.	Tax returns and records
(a)	Each Group Company has made (or caused to be made) or submitted within applicable time limits all returns, declarations, payments, notices, reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations (“Tax Documents”) required to be made or submitted and has supplied (or caused to be supplied) in a proper and timely manner all information required to be supplied to any Tax Authority and all such Tax Documents and information are correct in all material respects.
(b)	Each Group Company has obtained and retained for the required period or four years where no such period applies all sufficient and proper records, invoices and other documents required to be maintained for such period for Tax purposes.
(c)	Since 25 June 2018, each Group Company has kept sufficient records of any transactions or arrangements to which it is a party, or in respect of which it has acted as an intermediary, to enable it to determine whether any such transaction or arrangement is a reportable cross-border arrangement as defined in Council Directive (EU) 2018/822 of 25 May 2018 amending Directive 2011/16/EU (“DAC6”).
4.	Tax disputes and concessions
(a)	There is no dispute or disagreement outstanding between any Group Company and any Tax Authority.
(b)	The amount of any liability to Tax of the Group has not, to any extent, depended on any specific concession with any Tax Authority.
(c)	No transaction has been effected by a Group Company in respect of which any consent, clearance, or approval from any Tax Authority was required and which consent, clearance or approval (as the case may be) was not obtained.
(d)	In the five years prior to the date of this Agreement, no Group Company has been the subject matter of any non-routine visit, investigation or audit by any Tax Authority and, as far as the Warrantors are aware, no such visit, investigation or audit is planned for 12 months from the date of this Agreement.

5.	VAT
(a)	Each Group Company is registered for VAT in its jurisdiction of incorporation and is not, and has not been at any time registered for VAT in any jurisdiction other than its jurisdiction of incorporation.
(b)	No Group Company is, or has ever been, a member of a VAT group.
(c)	Each Group Company has complied in all respects with the provisions of Council Directive 2006/112/EC and all other relevant provisions of the European Union, VATA and any equivalent legislation in any other jurisdiction.
6.	Payroll taxes
(a)	Each Group Company is duly registered for and has properly operated payroll taxes and contributions (including without limitation PAYE, PRSI, universal social charge and national insurance) and has made all payments, returns and submissions to the relevant Tax Authority.
(b)	No Group Company has paid any emoluments or remuneration or made any payment to its employees, officers or directors (either deemed or otherwise) which shall not be deductible in computing the income of such Group Company for corporation tax purposes.
(c)	Each Group Company which has made any claim for COVID-19 wage subsidy/job retention schemes before Completion has satisfied and complied with all conditions necessary to avail of such schemes and retained sufficient and proper records to demonstrate compliance with the conditions for availing of such schemes, including (but not limited to) such trading information and all other information relied upon by the Sellers and/or the Group Companies to determine the Group's eligibility to avail of such schemes.
7.	Anti-avoidance
(a)	No Group Company has been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Taxation.
(b)	Each Group Company has complied in all respects with the reporting requirements under the mandatory disclosure regime set out in Part 33, Chapter 3 TCA, or equivalent regime in any other jurisdiction.
(c)	No Group Company has acquired or disposed of any asset, supplied or received any service or entered into any transaction otherwise than by way of bargain at arm’s length.
(d)	No Group Company has entered into any transaction where the provisions of any Tax law could result in any adjustment to any payment made or received by, or the reported profits or losses of, the Group as a result of such transaction and all documents and records required to be kept in accordance with the provisions of Part 35 TCA, and any equivalent provision in any other jurisdiction, have been maintained in the appropriate form and for the prescribed period of time.
8.	Stamp duty

Any document that is necessary in proving the title of the Group to any asset which is owned by the Group as at the date of this Agreement, has to the extent required by law been duly stamped for stamp duty or stamp duty reserve tax purposes or has had the transfer or registration tax due in respect of it paid.

9.	Other
(a)	No Group Company is, and has not been at any time, a close company as defined in Part 13 TCA.

(b)	Entering into and implementing this Agreement shall not give rise to a conveyance to which Section 31C SDCA applies.
(c)	Entering into and implementing this Agreement shall not give rise to a charge to Tax for the Group or a withdrawal or clawback of any relief or exemption from Tax previously obtained by the Group on or before the date of this Agreement.
(d)	No Group Company has entered into, acted as an intermediary with respect to, or taken any step which forms part of an arrangement which is a reportable cross border arrangement within the meaning of DAC6 on or prior to the date of this Agreement and none of the Sellers nor any Group Company entered into any such arrangement or took any such step in connection with the sale to the Buyer of the Sale Shares.
(e)	No payment or other sum of an income-nature paid or payable by a Group Company, or which a Group Company is under an existing obligation to pay on or after the date of this Agreement, is or may be wholly or partially disallowable in computing taxable profits for Tax purposes.

1.1

Schedule 6

Limitations on Liability

1.	Time limits
1.1	The Sellers shall not be liable in respect of a Claim unless notice in writing of the Claim (summarising the nature of the Claim and the amount claimed in so far as then known to the Buyer) has been sent by or on behalf of the Buyer to the Seller Representative:
(a)	in respect of any Business Warranty Claim, on or before the date falling 18 months from the Completion Date;
(b)	in respect of any Claim under the Tax Warranties or Tax Deed, on or before the fifth anniversary of the end of the chargeable period of the Company in which Completion occurs;
(c)	in respect of any Claim under the Specific Indemnities, on or before the relevant dates set out in Clause 6.4 of the Agreement.
1.2	Any Claim notified either under paragraph 1.1 of this Schedule which has been made against the Sellers (if it has not previously been settled, satisfied or withdrawn) shall be deemed to be withdrawn unless legal proceedings in respect of the Claim shall have been issued within nine months of the date of such notification, provided that in the case of any Claim.
2.	Financial limits
2.1	The Warrantors shall not be liable in respect of any Business Warranty Claim unless:
(a)	the amount of the Business Warranty Claim exceeds €18,173; and
(b)	the aggregate amount of the liability of the Warrantors for all Business Warranty Claims which meet the threshold set out in paragraph (a) above would exceed €181,731, in which case the Warrantors shall be liable for the whole amount of such Business Warranty Claims and not only the excess.
2.2	The maximum aggregate liability of all of the Warrantors for any and all Claims for breach of a Warranty and for claims under the Tax Deed or the Specific Indemnities shall not in any event exceed an amount equal to the Completion Payment.
2.3	Notwithstanding any other provision of this Agreement, no Warrantor shall be liable in the case of a breach of any Business Warranty or Tax Warranty or under the Tax Deed or Specific Indemnities for an amount exceeding the Relevant Proportion of the Completion Payment received by him or her.
2.4	In respect of any Claim, the Buyer's recourse shall be in the following order of priority:
(a)	first, by way of set-off as against the Holdback Amount; and
(b)	second, to the extent the Claim has not been fully recovered pursuant to paragraph (a) above from the Sellers in their Relevant Proportions.
3.	General limitations
3.1	The Sellers shall not be liable for any Business Warranty Claim or Claim for breach of Tax Warranty to the extent that:

(a)	a specific and identifiable allowance, provision or reserve was made in the Accounts or in the Completion Accounts in respect of the matter giving rise to the Claim;
(b)	it has been Disclosed (save, for the avoidance of doubt, that matters Disclosed shall not affect the entitlement of the Buyer to make a claim under the Tax Deed);
(c)	the Claim arises out of the cessation or alteration of the Business after Completion which has not been done to address the circumstances giving rise to a breach of Warranty or Indemnity Claim;
(d)	the Claim results from a change, after Completion, in accounting policy or practice of the Buyer or the Company other than a change made to comply with the accounting standards stated to have been used in the preparation of the Accounts but which had not been complied with previously;
(e)	the Claim arises as a result of any voluntary act, omission, transaction or arrangement of the Buyer of the Company (or their respective directors, employees or agents) on or after Completion (where such liability, or increase in liability, would not have existed but for such voluntary act, omission, transaction or arrangement) otherwise than as compelled by law or regulation, or pursuant to a legally binding commitment of the Group entered into on or before Completion, or otherwise than in the ordinary course of business of the Group (as carried on at Completion), or to comply with generally accepted accounting policies as they applied at Completion and, for the avoidance of doubt, a disclosure to any Tax Authority shall not constitute a voluntary act, omission, transaction or arrangement;
(f)	the Claim results from the coming into force of, or of any change in, any law, rule or regulation, or the interpretation or published practice of any government, government department, agency or regulatory body after the date of this Agreement with retrospective effect;
(g)	the matter giving rise to (or increasing or extending liability under) the Claim is capable of remedy and is remedied to the satisfaction of the Buyer by or at the expense of the Sellers within 15 days of the date on which a notice is delivered to the Sellers in accordance with paragraph 1.1;
(h)	the Claim results from any breach by the Buyer of its obligations under this Agreement or any other Transaction Document.
3.2	References in this paragraph 3 to a Claim arising or resulting shall be deemed to include reference to each and any part or element of any such Claim, and/or any increase in the amount of any such Claim and/or the extent to which any such Claim would otherwise have been reduced or extinguished.
4.	Insurance and recovery from third parties
4.1	If the Buyer or the Company is at any time entitled to recover or otherwise claim reimbursement from a third party (including under a policy of insurance taken out by the Company prior to the date of this Agreement) in respect of any matter or circumstance giving rise to a Claim the following provisions shall apply:
(a)	the Buyer shall (or shall procure that the Company shall) use all reasonable endeavours to enforce such recovery or seek such reimbursement from the relevant third party and shall do so before making a Claim against the Sellers unless any such action would in the reasonable opinion of the Buyer cause material increased future costs or material prejudice to the commercial interests of the Company or any member of the Buyer Group;

(b)	the liability of the Sellers in respect of the related Claim shall be reduced by the amount (if any) actually recovered from the relevant third party (less all reasonable costs, charges and expenses incurred by the Buyer, the Company or the relevant Subsidiary in recovering that sum), or extinguished if the amount recovered exceeds the amount of the relevant Claim; and
(c)	if the Sellers make a payment to the Buyer in respect of a Claim and the Buyer or any Group Company subsequently recovers from a third party (including an insurer) a sum which is referable to that Claim, the Buyer shall promptly repay to the Sellers the lower of:
(i)	the amount recovered from such third party (less all reasonable costs, charges and expenses incurred by the Buyer, the Company or the relevant Subsidiary in recovering that sum); and
(ii)	the amount paid to the Buyer by the Sellers in respect of the relevant Claim.
4.2	The provisions in paragraph 4.1 of this Schedule shall be without prejudice to and shall not restrict or limit the Buyer’s ability to give notice of and progress a Claim pending the outcome of any such claim against an insurer and/or a third party under this paragraph 4.
5.	Third party claims
5.1	The Buyer shall give written notice to the Seller Representative of any claim by any third party which in turn gives or may give rise to a Claim (other than a Tax Claim, as to which the provisions of the Tax Deed shall apply) (a "Third Party Claim") as soon as reasonably practicable and in any event within 14 days of such Third Party Claim coming to the notice of the Buyer or any other member of the Buyer Group. The notice shall give reasonable details of such Third Party Claim in so far as then known to the Buyer. The giving of such notice shall not be a condition precedent to the Sellers' liability for the claim.
5.2	Thereafter the Buyer shall promptly keep the Seller Representative informed of the progress of such Third Party Claim and provide the Seller Representative with copies of all material documents obtained or received from or transmitted to any other party (including pleadings) in connection with such Third Party Claim as the Seller Representative may reasonably request (except where to do so would amount to a waiver of legal professional privilege or a breach of any obligation of confidence binding on the Buyer or any other member of the Buyer Group).
5.3	The Buyer shall, and shall procure that any relevant member of the Buyer Group shall, give the Seller Representative or his duly authorised representatives such assistance as they may reasonably require (including access, at reasonable times and on reasonable prior notice, to personnel and to premises and documents within the possession or control of the Buyer or the relevant member of the Buyer Group) to enable the Seller Representative or his duly authorised representatives to examine and investigate any Third Party Claim and to take copies or photographs of any such documents at their own expense.
5.4	Subject to paragraph 5.5 of this Schedule and subject to the Buyer or other member of the Buyer Group being indemnified and kept indemnified in full by the Sellers (to the Buyer's reasonable satisfaction) in respect of all costs and expenses incurred by it in complying with its obligations under this paragraph 5.4, the Seller Representative shall be entitled to require any member of the Buyer Group to take such steps as he may reasonably consider necessary in order to assess, avoid, dispute, resist, defend, compromise, mitigate or appeal against any Third Party Claim and the Buyer shall or shall procure that the relevant member of the Buyer Group shall act in accordance with such requirements, SAVE HOWEVER that this paragraph 5.4 shall not apply where the Buyer reasonably determines that complying with this paragraph 5.4 would be materially prejudicial to the commercial interests of any member of the Buyer Group (including any Group Company).
5.5	Where the Buyer at the request of the Seller Representative takes steps to avoid, dispute, resist defend, compromise, mitigate or appeal a Third Party Claim as set out in paragraph 5.4 above, the Buyer shall not (and shall procure that each Group Company shall not) accept or pay or compromise, or make any admission in respect of, any Third Party Claim without first (i) notifying the Seller Representative of its intention to do so at least 5 days prior to accepting, paying, compromising or making and admission in respect of the relevant Third Party Claim and (ii) acting reasonably, taking into account any reasonable requests or comments of the Seller Representative in respect of such Third Party Claim.
6.	No double claims
The Buyer shall not be entitled to recover from the Sellers more than once in respect of the same loss or damage but this paragraph 6 shall not prevent a further claim where the loss or damage is increased as a result of facts of which the Buyer was not aware when making the earlier claim.
7.	Benefit Accruing

In assessing any damages or other amounts recoverable in any Claim, there shall be taken into account any benefit accruing to the Company, the Buyer, or to any member of the Buyer Group, in consequence of the matter or circumstance giving rise to the Claim pursuant to which the damages or other liability arose.

8.	Mitigation

For the avoidance of doubt, nothing in this Agreement shall in any way restrict or limit the general obligation of the Buyer and the Company to mitigate any loss or damage which it may suffer in consequence of any matters giving rise to a Claim (or capable of doing so) against the Sellers (or any of them).

9.	Contingent liabilities
The Warrantors shall have no liability for a Claim under the Warranties or the Tax Deed where and to the extent that such Claim is based on a contingent liability unless and until such liability becomes an actual liability, save however that where the Buyer has provided notice to the Sellers of a contingent liability that has not yet crystallised into an actual liability and does this before the expiry of the time limit for notifying Claims as set out in paragraph 1.1, same shall be deemed to be a valid notice served under paragraph 1.1 even if the crystallisation takes place after the expiry of the time limit for notifying Claims as set out in paragraph 1.1 (provided however that such crystallisation takes place no later than 4 years after the expiry of the time limit for notifying Claims as set out in paragraph 1.1).
10.	Fraud

The provisions of this Schedule shall not apply to any Claim or part of a Claim which arises from (or where any delay in giving notice of or progressing the Claim arises from) fraud, dishonesty, wilful concealment or wilful non-disclosure on the part of the Sellers.

11.	Damages only

Subject to Clause 4.2(c), any breach of this Agreement by the Sellers will give rise only to an action in damages and shall not entitle the Buyer to rescind or repudiate this Agreement.

Schedule 7

Earn Out

Part 1

1.	The following terms shall have the meanings ascribed to them below in this Schedule 7:

"[***] Counterparty" means [***];

"[***] Distribution Agreement" means the distribution arrangement between the Group and the [***] pursuant to which the Company distributes the [***] software platform in Ireland, United Kingdom and authorised countries in Europe, including but not limited to an agreement [***];

"Earn Out Calculation Date" means the date that is 12 months from Completion;

"Earn Out Payment Date" means the date that is 45 days after the Earn Out Calculation Date;

"EBITDA" means earnings of the Target Business before interest, tax, depreciation and amortisation and which shall be calculated by adding back interest, tax, depreciation and amortisation to the profit after tax, in each case these amounts being taken from the relevant Financial Statements. [***];

"Financial Statements" means the balance sheet of the Target Business as at the Earn Out Calculation Date and the profit and loss account of the Target Business for the 12 month financial period ended on and as at the Earn Out Calculation Date, identifying:
(a)       the net assets; and
(b)       the consolidated profit and loss account for that year;

of the Target Business, together in each case with all notes and the directors' report and all other documents and statements annexed to them; and

"Target Business" means the business carried on by the Subsidiaries.

2.	The Earn Out Payment referred to in Clause 3.1(c) of the Agreement shall, to the extent payable, be paid by the Buyer to the Sellers on the Earn Out Payment Date in accordance with the provisions of this Schedule 7 only.
3.	The Earn out Payment shall be conditional upon, and accordingly shall only be payable in the event of, the satisfaction of each of the following conditions:
3.1.	The Company, as at the date that is 45 days after the Earn Out Calculation Date, retaining in full force and effect the distribution rights in respect of the [***] software platform, such rights being those set out in the [***] referenced above; and
3.2.	EBITDA of the Company for the financial period ending on the Earn Out Calculation Date being [***] (such figure being the "EBITDA Figure"), calculated and determined in accordance with Part 2 of this Schedule 7.
4.	For the avoidance of doubt, in the event that either of the conditions set out in paragraph 3 above is not satisfied, the Earn Out Payment shall be zero and accordingly no Earn Out Payment shall be payable by the Buyer to the Sellers.

5.	If each of the conditions set out in paragraph 2 above is satisfied, the Earn Out Payment shall be payable by the Buyer to the Sellers and the quantum of such payment shall be determined as follows:
5.1.	Where EBITDA of the Company for the financial period ending on the Earn Out Calculation Date is [***];
5.2.	Where EBITDA of the Company for the financial period ending on the Earn Out Calculation Date is [***];
5.3.	Where EBITDA of the Company for the financial period ending on the Earn Out Calculation Date is [***].
6.	Notwithstanding any other term of this Schedule 7 or the Agreement in general, the Earn Out Payment shall in no circumstances exceed [***]
7.	Subject to paragraph 8, the Buyer agrees that it shall use all reasonable endeavours to ensure that the Post Completion Restructure has no impact on EBITDA and shall not prior to the Earn Out Calculation Date:
7.1.	change the accounting policies, basis and methodologies of the Group or the Target Business in relation to income recognition, cost and margin recognition, deferred income, accruals and prepayments, from those policies, basis and methodologies contained in the Accounts;
7.2.	do or permit to be done any act or thing calculated artificially to reduce EBITDA;
7.3.	directly or indirectly, take any action, or cause or permit anything to be done that could distort the EBITDA, or that has the effect of avoiding or reducing the amount of the Earn Out Payment;
7.4.	sell, transfer or otherwise dispose (or cause or permit any Group Company or member of the Buyer Group to sell, transfer or otherwise dispose) of all or a material part of the business, assets or undertaking (and that no agreement is entered into to do any of the foregoing) of the Group or the Target Business or cause or permit any material change to the scope or nature of the business of the Group or the Target Business (including the cessation of any material part of its business);
7.5.	cause or permit the proposal or passing of a resolution to wind up any Group Company other than in connection with the Post Completion Restructure; or
7.6.	divert or redirect any trading, business opportunities or revenues or any customer, client or supplier away from the Group or the Target Business or establish, acquire or develop any business that competes with or is similar to the business of the Group or the Target Business as carried on at Completion.
8.	The Buyer's obligations in paragraph 7 are subject to the following provisos:
8.1

nothing in paragraph 7 shall oblige the Buyer or the Group to take an action or refrain from taking any action required by Applicable Law, or pursuant to the order of a court or tribunal of competent jurisdiction;

8.2	nothing in paragraph 7 shall prevent or inhibit the Buyer and the Group from implementing the Post Completion Restructure.

9.	The Buyer covenants with and undertakes to each of the Sellers to procure that, during the period between the Completion Date and the Earn Out Calculation Date, (i) the Buyer will co-operate in allowing each Group Company to leverage the Buyer's existing vendor and other relationships and where new contracts are awarded or won (or revenues otherwise increased as a result) by the Group to recognise the revenues arising from same within the Group; and (ii) the Seller Representative is promptly given such financial and other information and documentation in relation to the Group as he or she may reasonably request in order to enable the Sellers to monitor and understand the performance of the Company during the period between the Completion Date and the Earn Out Calculation Date.

Part 2

1.	Preparation and approval of EBITDA Figure
1.1	The Buyer shall deliver to the Seller Representative its calculation of the EBITDA Figure ("Draft EBITDA Figure") as soon as reasonably practicable following the Earn Out Calculation Date, and in any event not more than 90 days after the Earn Out Calculation Date.
1.2	The Seller Representative may give notice in writing to the Buyer that the Draft EBITDA Figure is not approved (an "EBITDA Dispute Notice") provided that an EBITDA Dispute Notice will be valid only if:
(a)	it specifies (in reasonable detail) and quantifies (so far as practicable) the adjustments considered to be required to the Draft EBITDA Figure, and explains why they are considered to be necessary; and
(b)	it is received by the Buyer within 20 Business Days of receipt by the Seller Representative of the Draft EBITDA Figure.
1.3	If the Seller Representative either:
(a)	confirms in writing to the Buyer that the Draft EBITDA Figure is approved; or
(b)	fails to give a valid EBITDA Dispute Notice by the time specified in paragraph 1.2, the Seller Representative and the Sellers shall be deemed to have agreed the Draft EBITDA Figure as the EBITDA Figure for the purposes of this Schedule.
1.4	If a valid EBITDA Dispute Notice is given:
(a)	the Buyer and the Seller Representative shall meet together within 10 Business Days of receipt of the EBITDA Dispute Notice to seek to reach agreement in writing in relation to the Draft EBITDA Figure; and
(b)	if such agreement in writing has not been reached within 15 Business Days of receipt of the EBITDA Dispute Notice, either the Buyer or the Seller Representative may by notice in writing to the other require that the Draft EBITDA Figure be referred to a person (the "EBITDA Expert") nominated and engaged in accordance with Paragraph 2 below for determination in accordance with that paragraph, in which case each of the Buyer and the Seller Representative shall take all such action and execute all such documents as may be necessary to give effect to Paragraph 2.
2.	EBITDA Expert
2.1	The EBITDA Expert must be:

(a)	a reputable firm of chartered accountants in Ireland; and
(b)	independent of both the Buyer and the Sellers, and must not have acted as auditor of the Company at any time.
2.2	The EBITDA Expert may be nominated by agreement between the Buyer and the Seller Representative but, in the absence of such agreement within 10 Business Days of the notice from the Buyer or the Seller Representative pursuant to Paragraph 1.4(b), the EBITDA Expert may be nominated by the President for the time being of Chartered Accountants Ireland ("CAI") on either (i) the joint application of both the Buyer and the Seller Representative on notice by either of them or (ii) if one of them will not undertake such a joint application, the application of either the Buyer or the Seller Representative (as appropriate). Both the Buyer and the Seller Representative agree to confirm the joint appointment of any person so nominated by CAI. The Buyer and the Sellers hereby waive their right to object to any nomination by CAI.
2.3	The EBITDA Expert shall be engaged on the terms of this Paragraph 2 and such other terms as are proposed by it and agreed by the Buyer and the Seller Representative (such agreement not to be unreasonably withheld or delayed).
2.4	The EBITDA Expert shall be engaged to determine the EBITDA Figure for the purposes of this Schedule. The EBITDA Expert shall act as expert only and not as arbitrator, and (in the absence of fraud or manifest error) the Expert’s determination shall be final and binding upon the Parties.
2.5	To the extent not provided for by this Paragraph 2, the EBITDA Expert may determine the procedures to be adopted to assist with its determination, including (to the extent it considers necessary) instructing professional advisers to assist it in reaching its determination, provided that each of the Buyer and the Seller Representative are afforded equal opportunities to make submissions.
2.6	The EBITDA Expert shall be instructed to determine the EBITDA Figure within 20 Business Days of its engagement. If the EBITDA Expert fails to do so then either the Buyer or the Seller Representative may discharge the EBITDA Expert and by notice in writing to the other require the Draft EBITDA Figure to be referred for determination by another person nominated and engaged in accordance with this Paragraph 2.
3.	General
3.1	Subject to Paragraph 3.2, the Buyer shall promptly provide to the Seller Representative and to any EBITDA Expert and to their respective agents and advisers, and each of the Sellers shall promptly provide to the Buyer and to any EBITDA Expert and to their respective agents and advisers, all information and access (on reasonable notice and during normal business hours) to all personnel, books and records in its or their possession or under its or their control which is reasonably required for the preparation or review of the Draft EBITDA Figure or the determination of the EBITDA Figure.
3.2	No Party shall be required to provide access to:
(a)	any working papers prepared or advice given in connection with the preparation, review or determination of the EBITDA Figure;
(b)	any document protected by legal professional privilege; or
(c)	any document which is subject to any obligation of confidentiality owed to an unconnected third party.
3.3	With respect to costs:

(a)	all costs incurred by or on behalf of the Buyer (including by any member of the Group) in preparing, reviewing and agreeing the EBITDA Figure shall be borne by the Buyer and all such costs incurred by or on behalf of the Sellers shall be borne by the Sellers;
(b)	any fees charged by CAI in making its nomination of any EBITDA Expert shall be payable equally by the Sellers on the one hand and the Buyer on the other hand;
(c)	the fees of any EBITDA Expert and any costs properly incurred by it in making its determination shall be payable equally by the Sellers on the one hand and the Buyer on the other hand or in such other proportions as the EBITDA Expert determines to be fair and reasonable.

Appendix 1

Completion Debtors List

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Appendix 2

Working Capital

OMITTED FROM EXHIBIT 2.1 PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K.

Signatories:

SIGNED by MICHAEL O'HARA
/s/ Michael O’Hara Signature

SIGNED by FRANCIS O'HAIRE
/s/ Francis O’Haire Signature

SIGNED by ROBERTA McCROSSAN
/s/ Roberta McCrossan Signature

SIGNED by DAVID KEATING
/s/ David Keating Signature

SIGNED by ALAN SMYTH
/s/ Alan Smyth Signature

SIGNED by BRIAN DAVIS
/s/ Brian Davis Signature

SIGNED by an authorised representative of CLIMB GLOBAL SOLUTIONS HOLDINGS UK LIMITED
/s/ Dale Foster Signature
Print Name: Dale Foster Email: Dale@ClimbCS.com Title: CEO

SIGNED by an authorised representative of CLIMB GLOBAL SOLUTIONS, INC.
/s/ Dale Foster Signature
Print Name: Dale Foster Email: Dale@ClimbCS.com Title: CEO